UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

AMENDED ANNUAL REPORT

PURSUANT TO REGULATION A OFTHE SECURITIES ACT OF 1933

For the fiscal annual period ended: December 31, 2020

T Stamp Inc. (D/B/A Trust Stamp)

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Mailing Address of principal executive offices)

(404) 806-9906

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class A Common Stock	IDAI	The Nasdaq Stock Market

In this report, the term “Trust Stamp”, “we”, “us”, “our” or “the Company” refers to T Stamp Inc. d/b/a Trust Stamp.

This report on Form 1-K/A (the “Report”) may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Explanatory Note

Trust Stamp (the “Company”) is filing this Form 1-K/A to amend our Annual Report Pursuant to Regulation A on Form 1K for the year ended December 31, 2020, originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2021 (the “Original Report”), to restate our financial statements and related notes (collectively, the financial statements) for the period from January 1, 2020 through December 31, 2020 (the “Affected Period”). This Form 1-K/A also amends certain other Items in the Original Report, as listed in the “Items Amended in this Form 1-K/A” below.

Restatement Background

On March 9, 2020, the Company executed a compensation agreement, with Adeptive Consulting, LLC (“Adeptive”), (the "Original Contract"), to provide business development services to the Company in exchange for $200,000 in base salary per annum plus a nonrecoverable commission bonus of $28,000. Additionally, Adeptive would receive $100,000 per annum earned monthly to buy stock options from the Company at a fixed, for 2020 and 2021, price per option of $0.647 ($0.1294 post-split), and a fixed, for 2020 and 2021, strike price of $8.00 ($1.60 post-split). Per the terms of the agreement, the Original Contract terminated in April of 2020 when Adeptive’s principal, became a full-time employee with the Company (the “Employee”).

The Company’s accounting team continued to book Adeptive’s equity compensation in error through June 30, 2021, as there was a vague promise that there would be a new agreement to reward the employee’s performance although not as "rich" as when the employee became salaried with benefits. No options were ever granted nor issued in association with the Original Contract and per the Company’s legal team’s analysis and conclusion, there was no legal claim to this equity compensation therefore it should have never existed. Additionally, the options were never granted and would have been terminated on December 31, 2021, in any event. This analysis has been reviewed with the parties to the Original Contract and they are in consensus with the Company’s legal team’s conclusion.

From an accounting perspective, because no options were legally issued, the original promise of awards, even though they included potential details of the amount of the grant and strike price, did not meet the definition of a Grant Date as defined in ASC 718-10 which states in part:

The date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory), for example, if management and the members of the board of directors control enough votes to approve the arrangement. Similarly, individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained.

As we believe that this Original Contract was a promise, but did not legally grant an option, the appropriate approvals were not obtained and a Grant Date was therefore not established.

In December 2021, it was flagged that the employee’s only performance-based compensation was based on commission on his sales and it was verbally agreed that employee would be placed in the executive pool for RSU awards based on the Company's performance at the discretion of the Company’s board of directors.

This error is isolated to the Original Contract given the unique terms of the agreement. The Company’s legal and accounting teams have reviewed all other compensation contracts and have concluded that the terms found in the Original Contract, which are associated with the accounting error, do not exist in other compensation contracts.

Finally, during the Company’s review of other stock-based compensation agreements, there were other individually immaterial and timing-based adjustments made for the year-ended 2020 that resulted in an offset to the error related to the Original Contract.

Item 1. Business

Organizational History

Trust Stamp was incorporated under the laws of the State of Delaware on April 11, 2016 as “T Stamp Inc.” The business was originally founded as “T Stamp LLC”, formed on November 9, 2015 as a Georgia limited liability company. In 2016, the Company effected a “hive down” business reorganization whereby the business of the Company was transferred into to a newly formed, wholly owned subsidiary, which was T Stamp Inc. (i.e. the Company). As of the date of this report, the Company is no longer a subsidiary of T Stamp LLC, and T Stamp LLC is no longer a majority owner of the Company.

Overview

Trust Stamp is an artificial intelligence company that develops proprietary identity solutions to help determine whether an individual is who they say they are and that they can be trusted, including Trust Stamp’s AI-powered facial biometrics that establish proof of life and are resistant to presentation attacks. In that example, a biometric capture can be converted into a tokenized identity (IT2) that is unique to the user but cannot be reverse engineered and rebuilt into the user’s face or other biometric data, does not constitute PII.

Each IT2can be stored in an Identity LakeTM or submitted to a zero-knowledge-proof matcher and compared to all other hashes allowing our AI to predict if a single subject generated two or more IT2 even if the subject has passed conventional KYC using (e.g.) falsified identity documents. Using this technology, the users’ IT2 can be used for re-authentication purposes including account recovery, password-less login, new account creation etc. across the organization or even within a consortium of organizations all in a low-cost and low friction delivery that is fast and secure.

Our technology is being used for enhanced due diligence, KYC/AML compliance and “second chance” approval for customer onboarding and account access together with the delivery of humanitarian and development services. Using our technology, an enterprise can approve more users, keep bad actors from accessing systems and services and retain existing users with a superior user experience.

We utilize micro-service architecture and highly scalable cloud computing resources with cutting-edge tools, power and agility such as GPU processing, neural networks and a Quantum Ledger Database to process data faster and more effectively than has previously been possible, as well as delivering products at a disruptively low cost that allows usage across multiple industries, including:

●	Banking/FinTech

●	Humanitarian & Development Services

●	Biometrically Secured Email

●	KYC/AML Compliance

●	Law Enforcement

●	P2P Transactions, Social Media, and Sharing Economy

●	Real Estate

Our Background

We entered the market building facial-biometric authentication systems for onboarding, fraud-detection & safety applications. This allowed us to raise capital, generate revenue to fund our core AI microservices, and refine our technology using live data with informed consent from users. Following usage based upon facial biometrics, we started the process of hashing biometric data from 3rd party biometric service providers, initially touchless palm, and fingerprint templates. Our business model is now focused on licensing Annual Recurring Revenue (ARR) generating pay-per-use services implementing our hashing technology, limiting future pilots to very-large-scale use cases, using execution partners for commoditized implementations, and deploying our hashing technology with sector leading channel partners.

Business Model

Trust Stamp’s business model is that of a technology licensing company – we license our products to companies that in turn integrate our technology into products and services which they either sell or use for their own purposes. We focus on licensing ARR generating pay-per-use services including:

•	Biometric identity authentication

•	Identity document authentication and fraud detection

•	Tokenization of personal data including vaccination and other medical records

•	Pay-per-use hashing services for biometric service providers, government, NGO, and enterprise users

•	Tokenized-Identity Lakes comprising Evergreen Hash ® and IT2 ™ for matching and de-duplication

•	Zero-knowledge-proof tools allowing Evergreen Hashes and IT2 to be used for matching or deduplication without the parties disclosing any underlying personal identifying information

•	Digital payment authentication and implementation

•	Proprietary knowledge-based authentication tools

In addition, we have developed an encrypted e-mail product (Trusted Mail ® - https://trustedmail.pro) using our facial recognition technology. This technology is held in a majority owned subsidiary entity: Trusted Mail Inc.

Distribution

Through licensing we allow customers to utilize our technology in a wide variety of applications. Uses can include (e.g.):

-	The provision of hashing / services to enterprises, NGOs, and government to overlay on 3rd party biometric and identity data

-	Hash licensing, translation, and certification services for biometric vendors

-	Management of zero-knowledge-proof services whether as a tributary between Identity Lakes or operating consortium lakes

-	Tokenized identity creation for large scale deployments such as humanitarian and government identity programs

Trust Stamp enters into licensing agreements, typically as a hosted offering, on premise solution, or both, with its customers, pursuant to which the customer pays for the initial product development plus a license fee for the use of Trust Stamp’s technologies on a periodic and/or volume-based basis. In addition to consuming and paying for Trust Stamp’s services for their own use, some key customers also serve as channel partners by offering Trust Stamp products to their own customer base whether as stand-alone products or integrated into their own services as upgraded product offerings.

The Market

Trust Stamp considers itself to be in the identity authentication market which is primarily comprised of biometric authentication providers. Trust Stamp’s key sub-markets are identity authentication for the purpose of account opening, access and fraud detection and the creation of tokenized identities to facilitate financial & societal inclusion. Management has evaluated the market potential for its services in part by reviewing the following reports and articles, none of which were commissioned by the Company and none are to be incorporated by reference:

•	By 2025, biometrics will annually authenticate over $3 trillion of payment transactions, according to a 2021 report published by Juniper Research on Mobile Payment Security in 2021-2025.

•	The global biometric system market size is projected to grow from USD 36.6 billion in 2020 to USD 68.6 billion by 2025 according to the report "Biometric System Market with COVID-19 Impact by Authentication Type, Offering, Type, Vertical and Region - Global Forecast to 2025" https://www.reportlinker.com/

•	Annual online payment fraud losses from eCommerce, airline ticketing, money transfer and banking services, are estimated to cumulatively lose over $200 billion to online payment fraud between 2020 and 2024. Digital money transfer is the fastest growing payment fraud segment, with losses estimated to increase by 130% from 2020 to 2024 according to a 2020 report published by Juniper Research on Online Payment Fraud.

•	According to the 2020 Year End Data Breach QuickView Report, 2020 saw 3,932 publicly disclosed breaches, exposing over 37 billion records.

•	According to Grand View Research, the market size of the European Biometrics market was estimated to be USD 1.93 Billion in 2018 and is expected to grow at a CAGR of 17.5% to reach a market size of USD 5.97 Billion in 2025.

•	According to a September 2019 article published by Forbes magazine on providing banking services to underserved populations:

o	“Financial Inclusion” (i.e. providing banking and other financial services to those currently unbanked or underbanked) is a trillion-dollar opportunity

o	1.7 billion people lack basic financial services including a bank account

o	4 billion people are underbanked

o	The GDP of emerging-market countries would surge $3.7 trillion by 2025, or 6%, if they adopted a single innovation—switching from cash to digital money stored on cellphones

o	Providing the underbanked with access to credit and investments could create an additional $100 trillion in financial assets over the next 50 years

One of the biggest contributors to current authentication problems is the use of passwords. Static passwords (i.e. the type of password that we typically use to login to various accounts and services every single day that, for the most part, remains the same from the moment it is created) have a number of weaknesses:

•	Platforms often require regular changes;
•	Easily guessable , exacerbated by social media and data mining;
•	Differing rules make complex passwords harder to remember;
•	Brute force attacks are easier for hacking; and
•	Single passwords used on multiple accounts result in cascading data breaches.

According to a 2015 report published by Oxford University Department of Computer Sciences and Mastercard, 21% of users forget passwords within 2 weeks, 25% of users fail to remember at least 1 password per day, and 1 out of 3 online transactions are abandoned at checkout due to a forgotten password.

On top of this, stored biometric images and templates represent a growing and unquantified financial, security and PR liability and are the subject of growing governmental, media and public scrutiny, since biometric data cannot be “changed” once they are hacked, as they are intimately linked to the user’s physical features and/or behaviors.

With biometric technologies becoming nearly ubiquitous, a range of risks are becoming more prevalent. The popularity of biometric authentication across financial services, employment, travel and healthcare settings inevitably means biometric databases are becoming more accessible to criminals, and the motivation to take over biometric credentials is booming. Even when operating as intended, biometric technology raises privacy concerns which have led to close attention from regulators. Multiple jurisdictions have placed biometrics in a special or sensitive category of personal data and demand much stronger safeguards around collection and safekeeping.

To address this unprecedented danger, Trust Stamp has developed its Evergreen Hash and IT2 solutions.

Our Evergreen Hash / IT2 Solutions

The Evergreen Hash and IT2 (for Irreversibly Transformed Identity Token) replace biometric templates and scans with meaningless numbers, letters and symbols in order to remove sensitive data from the reach of criminals using a proprietary process by which a deep neural network irreversibly converts biometric and other identifying data, from any source, into the secure tokenized identity. This Evergreen Hash or IT2 is unique to the user but cannot be reverse engineered and rebuilt into the user’s face or other original identity data.

Each token can be stored and compared to all other tokens from the same modality allowing the Company’s AI-powered analytics to predict if a single subject has generated two or more tokens, even if the subject has passed conventional KYC using, e.g., falsified identity documents. Using this technology, the users’ Evergreen Hash or IT2 can be used for re-authentication purposes including account recovery, password-less login, new account creation, and more across the organization or even within a consortium of organizations, all in a low-cost and low friction delivery that is fast and secure.

Our technology is being used for enhanced due diligence, KYC/AML compliance and “second chance” approval for customer onboarding and account access together with the delivery of humanitarian and development services. The solution allows organizations to approve more users, keep bad actors from accessing systems and services, and retain existing users with a superior user experience.

Our hashing and matching technology can maximize the effectiveness of all types of identity data while rendering it safer to use, store and share. Whatever the source of identity data, it can be stored and compared as an Evergreen Hash or IT2. See the chart below for examples.

Competition

We can work with any identity data from any source, potentially breaking vendor, and modality lock-in, but our primary market target is the biometric service industry which is growing exponentially while being threatened by a consumer, media, and legislative backlash against storing biometric data. The Evergreen Hash and IT2 can potentially be overlaid on any biometric or other identity data provider.

In general, we compete for customer budget with any company in the identity authentication industry and our business plan calls for our capturing a fraction of one percent of the projected expenditure for biometric authentication services. Major competitors in this space include companies such as NEXT Biometrics, Gemalto, IDEMIA, Synaptics, Cognitec, Innovatrics, Suprema, FaceTec, Rank One Computing, Acuant and Mitek. However, we believe that, due to the uniqueness of our technology solution, the Company does not at this time have any direct competitors for the core hashing solutions upon which the growth in our business plan is focused.

The commercial advantage of our solution is our ability to work across providers and modalities and we continue to pursue a first-mover advantage including our global-scale-partnership which is achieving a network-effect in the global Humanitarian and Development market. We believe that this combination will make it unattractive for a potential competitor to replicate the 5-years and multi-million dollars that we have already expended to try and circumvent our multiple (and continuing) patent filings and/or offer a parallel product based upon a different technology.

We believe that given sufficient time and resources, we can augment any biometric modalities including face, hand, iris, voice, gait, and behavior together with any other identifying data which places us in a unique position versus providers of biometric services.

We are unaware of any other provider being able to offer or support a proliferation of authentication modalities in this fashion, and therefore, we believe we there are no other companies that directly compete with us in this space. If our go-to-market strategy is successful, biometric service providers can be a channel distributer, and not necessarily a competitor.

Employees / Team Members

Given the geographic diversity of its team and to facilitate cost-effective administration, Trust Stamp secures the services of its permanent team members through a variety of administrative structures that include wholly owned subsidiaries, professional employer organizations and consulting contracts. The Company currently has 5 full-time team members that work out of the United States and 34 full-time team members that work out of Malta. We have 9 full-time team members in Poland, and Central Europe and 9 full-time and 4 part-time team members in the United Kingdom. We have 9 full-time team members working in the Philippines and 1 full-time team member working remotely in India. Our permanent team is augmented as needed by contract development and other staff on both long, and short-term basis.

Outsourcing

We design and develop our own products. We use an outsourcing company - 10Clouds - for additional development staff as needed. In addition, we also utilize SourceFit, a company in the Philippines, for PEO services, representing approximately 2-3% of operating expenses in 2020. As we increase our in-house resources, we anticipate reducing our reliance upon development staff outsourcing. Amazon Web Services provides cloud hosting and processing services, representing approximately 2-3% of our operating expenses in 2020.

Key Customers

Historically, the Company generated most of its income through a relationship with Synchrony Financial, in which services were provided pursuant to a Master Software Agreement and Statements of Work. The scope of services provided to Synchrony Financial has grown throughout the relationship and additional growth has been seen in 2020 and 2021. In 2019 and continuing into 2020, the Company has also expanded its customer base to include relationships with Mastercard and other customers. In 2020 we engaged in accelerator programs and invested in new business development staff and systems which have led to new customer engagements and, while we value the relationship highly, management believes that we are no longer financially dependent on our relationship with Synchrony Financial.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate other than the requirement to hold a business license in the City of Atlanta (with which we comply). This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to substantial current and potential governmental regulation relating to our technology and will continue to be for the lifetime of our Company. By virtue of handling sensitive PII and biometric data, we are subject to numerous statutes related to data privacy and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

•	Health Insurance Portability and Accountability Act (HIPAA)

•	Health Information Technology for Economic and Clinical Health Act (HITECH)

•	The General Data Protection Regulation 2016/679 (GDPR)

Governments and international organizations worldwide are proposing the regulation of each of artificial intelligence and facial biometrics and other biometrics, and such regulation would have a significant impact upon our business. Although we plan for and support the introduction of regulation that would appropriately protect the subjects of the technologies and promote responsible use, such regulations could be burdensome and/or expensive or even impose requirements that we are unable to meet.

HIPAA and HITECH

Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act “HITECH”), the U.S. Department of Health and Human Services (“HHS”) issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and requirements for protecting the privacy and security of protected health information (“PHI”), used or disclosed by covered entities and business associates. Covered entities and business associates are subject to HIPAA and HITECH. Our subcontractors that create, receive, maintain, transmit, or otherwise process PHI on behalf of us are HIPAA “business associates” and must also comply with HIPAA as a business associate.

HIPAA and HITECH include privacy and security rules, breach notification requirements, and electronic transaction standards.

The Privacy Rule covers the use and disclosure of PHI by covered entities and business associates. The Privacy Rule generally prohibits the use or disclosure of PHI, except as permitted under the Rule. The Privacy Rule also sets forth individual patient rights, such as the right to access or amend certain records containing his or her PHI, or to request restrictions on the use or disclosure of his or her PHI.

The Security Rule requires covered entities and business associates to safeguard the confidentiality, integrity, and availability of electronically transmitted or stored PHI by implementing administrative, physical, and technical safeguards. Under HITECH’s Breach Notification Rule, a covered entity must notify individuals, the Secretary of the HHS, and in some circumstances, the media of breaches of unsecured PHI.

In addition, we may be subject to state health information privacy and data breach notification laws, which may govern the collection, use, disclosure, and protection of health-related and other personal information. State laws may be more stringent, broader in scope, or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.

Entities that are found to be in violation of HIPAA as the result of a failure to secure PHI, a complaint about our privacy practices or an audit by HHS, may be subject to significant civil and criminal fines and penalties and additional reporting and oversight obligations if such entities are required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover. The GDPR provides that EU member states may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of genetic, biometric or health data.

Intellectual Property

Patents

Trust Stamp currently holds the following issued patents, in addition to the patent applications pending:

MMM Ref No.	Application/	Filing
	Patent No.	Date	Title	Country	Status
32742-142186	17/230,684	4/14/2021	Systems and Processes for Multimodal Biometrics	US	PENDING

32742-141508	17/205,713	3/18/2021	Systems and processes for tracking human location and travel via biometric hashing	US	PENDING

32742-139930	63/174,405	4/13/2021	Personally Identifiable Information Encoder	US	PENDING
32742-139681	17/109,693	12/2/2020	Systems and methods for privacy-secured biometric identification and verification	US	PENDING

32742-130398	16/403,093	5/3/2019	Systems and Methods for Liveness-Verified Identity Authentication	US	PENDING

32742-118398	15/342,994	11/3/2016	Trust Stamp	US	ISSUED
	10,924,473	2/16/2021

32742-136733	63/027,072	5/19/2020	Face cover-compatible biometrics and processes for generating and using same	US	PENDING

32742-123473	15/955,270	4/17/2018	Systems and Methods for Identity Verification via Third Party Accounts	US	PENDING

32742-136046	16/855,576	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-136047	16/855,580	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-136048	16/855,588	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-136049	16/855,594	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-136050	16/855,598	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-136051	16/855,606	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING

32742-130397	16/406,978	5/8/2019	Systems and Methods for Enhanced Hash Transforms	US	PENDING

32742-130399	16/403,106	5/3/2019	Systems and Methods for Liveness-Verified, Biometric-Based Encryption	US	PENDING

32742-135668	16/841,269	4/6/2020	Systems and Processes for Lossy Biometric Representations	US	PENDING

32742-118149	15/782,940	10/13/2017	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	ISSUED

	10,635,894	4/28/2020

In addition, at any given time the Company may have one or more Provisional Patents filed pending preparation of a utility patent application.

Trademarks

The following is a summary of Trust Stamp’s currently issued Trademarks.

Serial Number	Filing Date	Trademark	Country	Status
88674108	10/30/2019	TRUSTCARD	US	PENDING

90041950	7/8/2020	TRUSTED PAYMENTS	US	PENDING

88256546	1/10/2019	EVERGREEN HASH	US	PENDING

87411586	N/A	TRUST STAMP	US	ISSUED
5329048
87852642	N/A	TRUSTED MAIL	US	ISSUED
5932877
8256534	N/A	IDENTITY LAKE	US	ISSUED
6103860
88708795	N/A	MYHASH	US	ISSUED
6252645
88709274	N/A	TRUSTED PRESENCE	US	ISSUED
6252649

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

The Company leases office space at 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305, United States of America, which serves as its headquarters.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2020 and December 31, 2019 should be read in conjunction with our financial statements and the related notes included in this Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc., and subsidiaries (collectively, “Trust Stamp”, “we”, or the “Company”) develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity & trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible, as well as deliver results at a disruptively low cost for usage across multiple industries, including:

•	Banking/FinTech
•	Humanitarian and Development Services
•	Biometrically Secured Email
•	KYC/AML Compliance
•	Government and Law Enforcement
•	P2P Transactions, Social Media, and Sharing Economy
•	Real Estate, Travel and Healthcare

During 2020, we continued to serve our two largest clients from 2019, Synchrony Financial and Mastercard, and with related-party Emergent, those three customers made up 97% of total revenue. In parallel we invested heavily in Research & Development as well as expanding our U.S., U.K. and E.U. marketing efforts to recruit new clients including new vertical engagements with the travel and insurance industries. Our investments included opening new offices and hiring staff in the United Kingdom and Malta.

Our 2020 investment in business development generated nominal revenue in 2020 and will generate limited revenue in 2021 but has led to a number of engagements with significant clients for proof-of-concept deliveries and new product sales, laying a solid foundation to grow future revenue including annual recurring revenue from access and usage fees.

Results of Operations (restated)

Gross Sales (non-GAAP). This discussion includes information about Gross Sales that is not prepared in accordance with U.S. GAAP. Gross Sales is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Gross Sales for the twelve months ended December 31, 2020 increased 31% to $2,872,343 compared to $2,193,638 for the twelve months ended December 31, 2019. The increase of gross sales in 2020 included $224 thousand for the sale of outsourced web hosting services. Due to GAAP requirements, we did not include the third party costs for web hosting in Net Sales, but instead, reduced Cost of Sales.

	For years ended December 31,
	2020	2019
Net Sales	$2,648,322	$2,108,884
Add Back:
Third Party Costs Rebilled to Clients	224,020	84,754

Gross Sales (non-GAAP)	$2,872,342	$2,193,638

Net Sales. Net sales for the twelve months ended December 31, 2020 increased 26% to $2,648,322 as compared to $2,108,884 for the twelve months ended December 31, 2019. This increase was largely the result of purchase orders from Emergent related to the Tripartite agreement in 2020 as discussed below and came despite significant disruptions in sales activities due to the global pandemic which included restrictions on travel, something that the Company's sales team has relied upon heavily in the past. Additionally, Management made the strategic decision to prioritize building the Company's R&D function by opening new offices in both the UK and Malta, which was needed to service existing clients and accelerate productization of intellectual property.

As a result of the strategies implemented and investments made in 2020 the revenue base has grown significantly both through bringing on new customers and by expanding the range of services provided via existing customers.

Cost of Sales. Cost of sales for the twelve months ended December 31, 2020 increased by 116.3% to $1.52 million as compared to $703 thousand for the twelve months ended December 31, 2019. This increase is largely the result of fulfilling the purchase orders from Emergent related to the Tripartite agreement in 2020 as discussed below.

2020’s gross profit dropped by 20% due to several factors. First and foremost, a significant portion of the purchase orders from Emergent had to be subcontracted to a third-party software developer due to the need for additional internal research and development resources, something the Company was very focused on improving during the year. Subcontract work produces much lower margins on revenue, though, as the Company scales its R&D campus in Malta and elsewhere, we anticipate to increasingly service contracts internally and therefore improve the Company’s margins overall.

Additionally, Management expects that as our customers' software implementations are launched in the market, revenue will shift more and more to the pay-per-use elements of the contracts which have significantly higher margins. We have already seen a major shift in this direction and expect Gross Margins to continue improving for fiscal year 2021.

Research and Development Expenses. Research and development expenses for the twelve months ended December 31, 2020 increased 220.90% to $2.74 million from $855 thousand for the twelve months ended December 31, 2019. This increase was due to our strategic decision to invest more money in research and development with the goal of accelerating our product roadmap and resulted in 9 Patent Filings during 2020 and 3 Patent Filings YTD in 2021. Research and development costs consist primarily of personnel costs, including salaries and benefits, including $1.1 million in stock-based compensation, and relate primarily to time spent during the preliminary project stage and post implementation maintenance and bug fixes associated with internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements. Additionally, the Company hired several executive-level advisors including three Ph.Ds. in the United Kingdom. We expect our 2020 R&D growth efforts to mature in 2021 which will enable the Company to service more revenue contracts internally, thereby reducing our overall costs, and improving margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twelve months ended December 31, 2020 increased 181.30% to $6.38 million from $2.28 million for the twelve months ended December 31, 2019. General and administrative expenses were generally composed of payroll, legal and professional fees, which increased in 2020 in connection with our Regulation A offering and Euronext listing. In addition, our payroll expenses increased for the twelve months ended December 31, 2020 due to inflation and experience-based salary increases across the organization, as well as new sales, marketing and administrative personnel hiring in the UK and Malta offices to see our growing R&D and commercial teams as part of the overall headcount from 29 to 61 employees.

Additionally, there was an exceptional and substantial increase in the recorded expense for stock-based compensation from $40 thousand to $1.4 million , the majority of which was the vesting and distribution of stock that in 2019 had been reserved on the Cap Table for multi-year stock incentives. Although the stock-based compensation vested and was expensed in 2020, the stock awards reflected up to four years of service for the vested employees. In addition, the increase in stock-based compensation also reflected the Company offering stock in lieu of cash compensation for industry expert advisors and sales personnel, as well as for growth in the executive management team who has been building our R&D and sales infrastructure in the US and Europe.

Depreciation and amortization. Depreciation and amortization expense for the twelve months ended December 31, 2020 increased 34.05% to $406 thousand from $303 thousand. This increase is primarily due to an increase in the cumulative investment in internally developed software.

Operating Loss. As a result of the foregoing, we sustained an operating loss of $8.40 thousand for the twelve months ended December 31, 2020, an increase of 312% compared to a loss of $2.04 million for the twelve months ended December 31, 2019.

Interest Expense. Interest expense on outstanding notes was $186 thousand for the twelve months ended December 31, 2020, an increase of 88.21% from $99 thousand  for the twelve months ended December 31, 2019. This increase is primarily due to extinguishment of outstanding convertible notes of the Company pursuant to the July 1, 2019 settlement agreement with Emergent Technology Holdings (“Emergent”) and conversion of notes in conjunction with the Regulation A offering described above.

Impairment of Investment in Related Party. Impairment of investment in related party was $962 thousand for the twelve months ended December 31, 2020. The Company was informed in April 2021 that Emergent wound up and ceased operations in December 2020 therefore, the investment was written off as a non-operating expense. Note that all purchase orders related to Emergent were fully delivered prior to it winding up and no further obligation to them exists.

Warrant Expense. Warrant expense was $1.41 million for the twelve months ended December 31, 2020, an increase from $0 for the twelve months ended December 31, 2019. This non-operating increase is a result of the issuance of two warrants in January 2020 as described below in Equity, Notes, Warrants and SAFEs.

Other Income/(Expense). Other income/(expense) was $81 thousand for the twelve months ended December 31, 2020, an increase of $83 thousand from the twelve months ended December 31, 2019. This is driven from foreign currency transactions.

Grant Income. Grant income for the twelve months ended December 31, 2020 was $189.51 thousand. The Company had Grant Income primarily related to Trust Stamp Malta’s agreements with Republic of Malta described in Note 4 to the Company’s financial statements under Item 7 of this report.

Net Income (Loss). As a result of the foregoing, net loss for the twelve months ended December 31, 2020, increased 398%, to $10.68 million from $2.14 million for the twelve months ended December 31, 2019. The overall increase in Net Loss was driven mostly by the non-recurring corporate development activities from 2020, non-recurring and non-cash GAAP entries such as the issuance of warrants during the Company’s Series A Preferred Offering, as well as growth in the Company's overall headcount for commercial executive management and R&D. Revenue was higher than the previous year, although margins were cut considerably due to the need to subcontract development work for new revenue contracts.

Adjusted EBITDA.

This discussion includes information about Adjusted EBITDA that is not prepared in accordance with U.S. GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents U.S. GAAP net income (loss) adjusted to exclude (1) interest expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) changes in assets and liabilities, and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our Company and our management, and it will be a focus as we invest in and grow the business.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for our working capital needs;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplement to our U.S. GAAP results.

Reconciliation of Net Loss to Adjusted EBITDA (restated)

	For years ended December 31,
	2020	2019
Net Loss	$(10,683,561)	$(2,143,506)
Add Back:
Interest expense/(income), net	182,794	98,542
Warrant issuance	1,413,273	-
Stock-based compensation	2,517,555	-
Non-cash expenses for in-kind services	296,572	-
Impairment loss	962,000	-
Depreciation and amortization	406,241	303,054
Taxes	-	8,184
Adjusted EBITDA (non-GAAP) gain/(loss)	$(4,905,126)	$(1,733,726)

Adjusted EBITDA (non-GAAP) loss for the twelve months ended December 31, 2020, increased 183%, to $(4,905,126) from $(1,733,726) for the twelve months ended December 31, 2019. The overall increase in adjusted EBITDA loss was driven mostly by the non-cash and non-routine activities related to corporate development activities from 2020.

Liquidity and Capital Resources

As of June 30, 2021, and December 31, 2020, we had approximately $1.2 million and $1.5 million cash in our banking accounts, respectively, with total current assets of $2.2 million and $2.1 million, respectively. The slight increase in our current assets as of June 30, 2021 compared to December 31, 2020 is a result of an increase in our accounts receivable balance driven by a customer’s payment term adjustment from net 30 days to net 60 days. We also have experienced a decrease in current liabilities of 43%. As of June 30, 2021, our current liabilities totaled $1.4 million, as compared to $2.5 million at December 31, 2020. The decrease is driven by a reduction in our current debt due to the payoff of a promissory note in April 2021 payable to Second Century Ventures (“SCV”) as described further below (see “Non-Convertible Promissory Notes Payable”) as well as a decrease in our payable accounts due to the drop in third-party developer billings. As a result of the foregoing, as of June 30, 2021, the Company had a positive working capital balance of $845 thousand, and an accumulated deficit of $23 million.

Effective September 3, 2019, the Company entered into a software license agreement with a customer pursuant to which the Company received total fees of $150,000 in 2020 and will receive minimum total fees of $200,000 in 2021, $250,000 in 2022, rising by 15% in each subsequent year beginning in 2023 with a minimum cap of $1.0 million. As such, we expect this to be a steady source of revenue for the Company going forward. The Company has recognized $100 thousand of the software license agreement fees for the six months ended June 30, 2021. After June 30, 2021, Trust Stamp received confirmation on September 17, 2021 that this license agreement has been extended through 2022.

On March 12, 2021, the Company launched a Regulation D raise limited to accredited investors for a maximum of $5 million or 1,633,986 shares of Class A Common Stock. The raise was marketed only to the Company’s existing investor email list with an initial minimum investment of $25 thousand and a share price of $3.06 per share of Class A Common Stock. The initial tranche of the round closed on April 5, 2021 with $3.9 million of reserved investment with the contracted sale of 1,279,825 shares of Class A Common Stock. After the initial tranche, on April 6, 2021, the Company then offered up to $700 thousand or 182,291 of additional shares, again only to accredited investors, with a $5 thousand minimum investment and at a share price of $3.84 per share. The second tranche of the round closed on June 4, 2021 with $88 thousand of reserved investment at $3.84 per share with the contracted sale of 21,400 shares of Class A Common Stock.

On August 25, 2021, the Company launched concurrent offerings under Regulation Crowdfunding, Regulation D and Regulation S. The Company initially sought to raise up to $5 million in the aggregate between the three offerings through the sale of units, but had the discretion to accept up to $5 million in each offering. Each unit consists of 1 share of the Company’s Class A Common Stock, par value $0.01 per share, and 1 warrant to purchase 1 share of Class A Common Stock of the Company in a future registered or exempt offering of the Company at an exercise price of $4.00 per share (i.e. a Reg CF, Reg D, or Reg S Warrant, as applicable). The minimum target amount under the Regulation Crowdfunding offering was $100 thousand, which the Company achieved.

On November 19, 2021, we closed the Regulation Crowdfunding offering, having received binding commitments for 1,250,000 units at $4.00 per unit for a total of $5,000,000 in gross proceeds. We continued to hold closings on investments from investors who subscribed prior to November 19, 2021 this offering until January 7, 2022, at which time we ceased to hold closings, having closed upon a final total of $4,415,692 in gross proceeds from the issuance of 1,103,923 Reg CF Units to investors in this offering.

On January 7, 2022, we closed the Regulation D offering, having raised a final total of $863,956 in gross proceeds from the issuance of 215,989 Reg D Unit to investors in his offering.

On January 7, 2022, we closed the Regulation S offering, having raised a final total of $224,416 in gross proceeds from the issuance of 56,104 Reg S Units to investors in this offering.

On September 23, 2021, the Company was awarded a $3,920,764 contract with the U.S. Immigration and Customs Enforcement (“ICE”). Alongside the revenue implications of this specific contract, it is believed that a successful execution will lead to extended and additional contracts of the same nature with ICE.

On December 21, 2021, a warrant holder executed a Notice of Exercise for its warrants (the terms of which are set forth in exhibit 3.4 to this report) to purchase 400,641 shares of Class A Common Stock at an exercise price of $0.1664 per share for a total purchase price of $67 thousand.

On December 21, 2021, a SCV executed a Notice of Exercise for certain of its warrants (the terms of which are set forth in exhibit 3.7 to this report) to purchase 2,037,560 shares of Class A Common Stock at an exercise price of $1.60 per share for a total purchase price of $3.3 million.

The Company believes that revenues from its existing clients, without any new contracts (i.e. a renewal of the ICE contract described above) or proceeds from the Company’s current capital raising efforts, will provide it with adequate amounts of cash to meet the Company’s needs in the short-term (i.e., the next 12 months) and in the long-term (i.e., beyond the next 12 months).

The Company expects that human resources costs – i.e., compensation for new and existing officers, directors, and employees – will be the largest material cash obligation for the Company within the next 12 months, with projected human resources costs totaling approximately $750,000 per month. The Company believes, as described above, that revenues from its existing operations will be sufficient to cover these costs, and that any funds from new client contracts or offerings would provide additional operational capacity for the Company going forward.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits with a loss in the twelve-month period ended December 31, 2020 of $10.7 million, operating cash outflows of $4.5 million for the same period, and an accumulated deficit of $18.2 million as of December 31, 2020.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and due to the capital raise as discussed in Note 18 to the Company’s financial statements under Item 7 of this report., we believe that we have sufficient liquidity to support the planned operations of our business for 12 months from the date these financials are issued.

Equity, Notes, Warrants and SAFEs

Series A Preferred Stock Offering. On July 17, 2020, we closed our Series A Preferred Offering, which utilized Regulation A under the Securities Act of 1933 and was qualified by the SEC on May 5, 2020. The Series A Preferred Offering involved sales through a combination of private placements, including through issuance of convertible notes, and investments through the SeedInvest platform. We issued through a conversion of convertible instruments or sold a total of 1,264,452 shares of Series A Preferred Stock at an offering price of $7.79 per share. During the year ended December 31, 2020, the Company received “on-platform” gross proceeds of $5.6 million and cash of $5.1 million, net of offering costs of $490 thousand. Gross proceeds were $8.4 million in total and offering costs were $1 million resulting in net cash proceeds of $7.4 million.

As part of this Series A Preferred Offering, during the year ended December 31, 2020, two buyers were also able to purchase shares of Class A Common Stock for $0.002 per share while paying a price of $7.79 per share for Series A Preferred Stock for a total purchase price of $475 thousand. As a result, the proceeds were allocated between the Series A Preferred Stock and Class A Common Stock on a relative fair value basis resulting in the recognition of $366 thousand as Series A Preferred Stock and $109 thousand to Class A Common Stock. Gross and net proceeds disclosed above have been adjusted for this allocation.

In addition to the gross cash proceeds above, as part of the Series A Preferred Offering, the Company also reserved shares of Class A Common Stock for stock options and restricted stock awards granted to employees in 2020 with a grant date fair value of $631 thousand, we exchanged $400 thousand worth of Class A Common Stock for a portion of the outstanding Emergent SAFE (as discussed further below – see “Emergent Settlement Agreement, Emergent SAFE, and Tripartite Agreement”), and we sold warrants for Shares of Class A Common Stock of Common Stock in exchange for the extinguishment of a SAFE for $125 thousand, $300 thousand in cash and $300 thousand in prepaid sponsorship value for an accelerator program that we participated in beginning in 2016.

On September 8, 2020, our Board and a majority of the Series A Preferred stockholders voted to convert all Series A Preferred Stock to Class A Common Stock, and it was effected on that date.

Regulation D, Regulation S and Regulation CF Offerings. See more information on our Regulation D, Regulation S, and Regulation CF offerings in Liquidity and Capital Resources disclosure above.

Convertible Notes. On December 16, 2016, we entered into a convertible promissory note with an investor under which we received $100 thousand through the issuance of the convertible promissory note and a warrant to purchase $50 thousand of shares of Class A Common Stock of Common Stock. The principal balance, together with all accrued and unpaid interest on the note, was initially due on December 16, 2018 and was not pre- payable unless there was a change in control of the Company. An extension was granted by the investor to extend the maturity date to June 30, 2020. The convertible notes included several conversion terms, including that if our next financing occurred on or before the maturity date, and we raised $2 million or more in such case, the note would be automatically converted into Series A Preferred Stock of our Company. The qualified financing term was triggered for this convertible note payable when $2 million was raised prior June 30, 2020 as discussed above. Therefore, this convertible note, along with all accrued interest, totaling $118 thousand was converted during the year ended December 31, 2020, to 68,203 shares of Series A Preferred Stock and is no longer reflected as outstanding.

On December 3, 2019, we entered a convertible promissory note with a customer in which they received $700 thousand. All unpaid principal and accrued interest was due on December 31, 2020 (i.e. the maturity date). However, in the event that the note was not converted into equity securities of the Company, the maturity date would be extended to December 31, 2025. The convertible note included several conversion terms, including one around qualified financing where if we issued and sold shares of our Series A Preferred Stock for aggregate gross proceeds of at least $3 million (including this note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such Series A Preferred Stock, or otherwise cancelled in consideration for the issuance of such Series A Preferred Stock) with the principal purpose of raising capital, the note would be converted into Series A Preferred Stock. The qualified financing term was triggered for this convertible note payable as the $3 million was raised prior June 30, 2020, as discussed above. Therefore, the convertible note, along with all accrued interest, totaling $818 thousand was converted during the year ended December 31, 2020, to 89,859 shares of Series A Preferred Stock and is no longer reflected as outstanding as of June 30, 2021.

Advisor Convertible Notes. As part of our Series A Preferred Offering, we agreed to issue convertible promissory notes to one of our advisors in the amount of $10 thousand per month, convertible to Series A Preferred Stock at a maximum conversion price per share of $7.79 per share. During 2020, we issued $45 thousand in convertible debt to the advisor.

During the year ended December 31, 2020, the Company converted the $45 thousand in convertible debt to Series A Preferred Stock at a value of $7.79 per share, and ultimately into Class A Common Stock on December 8, 2020. There are no such advisor convertible notes outstanding as of the date of this report.

Malta Loan. In May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a R&D center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of the Republic of Malta for a potential repayable advance of up to €800 thousand to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020. On February 9, 2021, the Company began receiving funds and as of June 30, 2021 the Company had received $548 thousand, recorded to Non-Convertible Notes. The repayable advance is with recourse only to Trust Stamp Malta Limited and is repayable only out of profits earned by Trust Stamp Malta Limited.

Non-Convertible Promissory Notes Payable. On April 22, 2020, the Company entered into a promissory note for $350 thousand with SCV in which the Company received net proceeds of $345 thousand after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable was due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly. The outstanding principal of $350 thousand and interest of $29 thousand was paid off on April 22, 2021.

With the issuance of the note on April 22, 2020, the Company entered into a warrant agreement with SCV to purchase Class A Common Stock of the Company. Pursuant to the warrant agreement, we issued SCV a warrant to purchase 75,000 shares of Class A Common Stock at a strike price of $0.002 per share through April 22, 2021. These warrants were exercised on April 22, 2021 at $0.002 per share.

As the promissory note issued included equity classified warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. During the year ended December 31, 2020, this allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $88 thousand being allocated to the equity warrants and $262 thousand being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $26 thousand and $17 thousand was recorded related to these notes during the six months ended June 30, 2021 and June 30, 2020, respectively.

On June 11, 2020 we entered into an agreement with Emergent Technology Holdings LP, as described below, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, the Company issued promissory notes to Emergent Technology Holdings LP in the amount of $387 thousand which were due in two tranches in August and September 2020. No interest was due and payable under these notes if we repaid the notes in full by the maturity dates previously described. Both notes were repaid by their respective maturity dates, and are no longer outstanding.

Warrants. In January 2020, the Company issued to Reach® Ventures 2017 LP warrants to purchase 932,110 shares of the Company’s Shares of Class A Common Stock of Common Stock at an exercise of $1.60 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024. A copy of the form of this warrant is included as Exhibit 3.6 to this report.

In January 2020, the Company issued to an SCV a warrant to purchase 4,660,555 shares of the Company’s Class A Common Stock at a strike price of $1.60 per share in exchange for $300 thousand in cash and “premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024. As of January 12, 2022, there have been 2,037,560 shares issued to SCV pursuant to the exercise of these warrants in exchange for a total of $3.26 million. A copy of the form of this warrant is included as Exhibit 3.7 to this report.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of shares of Class A Common Stock of $1.558, exercise price of $1.60 risk free interest rate of 1.58%, dividend yield of 0%, expected volatility of 44%, and contractual term of two years. The total fair value of these warrants was determined to be $2.1 million and is recorded in the statement of Stockholders’ Equity. Thus, fair value is $1.4 million in excess of the total consideration received for the warrants of $725 thousand. This amount was expensed in the consolidated statements of operations as of June 30, 2020.

In 2016, the Company issued a number of warrants to investors, certain of which were issued in connection with convertible notes that the Company issued to certain investors in 2016. Certain of these warrants remain outstanding today, including:

•	a warrant to purchase 50 shares of the common stock of the Company, with an exercise price of $5,000 per share (representing the exercise price of the shares prior to the Company’s stock split, which will be adjusted subject per the terms of the warrant). The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires November 30, 2026. This warrant is outstanding as of the date of this report.

•	a warrant to purchase up to $1,000,000 worth of the Company’s capital stock issued in a round of financing of the Company at a 20% discount of the lowest price paid by any other investor in that round. The warrant was issued on November 9, 2016 and is outstanding as of the date of this report. It expires on November 30, 2026.

•	a warrant to purchase $50,000 worth of the common stock of the Company at an exercise price of a “fair market value” per share to be determined in good faith by the Company’s Board of Directors at the time of exercise. The warrant was issued on December 16, 2016 and expires 10 years from the issuance date. This warrant is currently outstanding as of the date of this report.

Material Weakness

In connection with the audit of our financial statements for the year ended December 31, 2020, our independent auditor identified material weaknesses in our internal control over financial reporting. The material weaknesses related to certain corporate finance and accounting oversight functions residing over the detection of errors that were present within the Company’s calculation of fair value for stock-based awards and the classification between liabilities and equity, as well as certain presentational reclassifications needed in the Company’s statement of stockholders’ equity (deficit). Further, the Company did not properly evaluate the recoverability of certain assets, specifically, the Company’s investment in a related party and certain tax credit assets related to research and development credits claimed that can only be utilized against taxable income., which were primarily the result of the lack of sufficient accounting and finance resources.

Beginning in 2021, the Company added additional full-time, in-house, CPA-qualified employees with the requisite U.S. GAAP and Commission reporting expertise to the accounting team to address these weaknesses and to implement new controls and procedures to address these weaknesses in 2021.

Trend Information

The market for biometric identity and authentication services and products has seen consistent growth which has been accelerated by COVID-19 driving a trend towards to remote and contactless authentication. We believe the size and growth rate of this market presents an exciting opportunity for our Company. Based on market projections, we believe that securing even a fraction of one percent of the addressable market will result in significant revenues to the Company in the future.

In addition to the growth in our existing markets, we have opened an office in Rwanda, Africa. The rationale for the timing of this investment is The African Continental Free Trade Area (AfCFTA) agreement which came into force in January 2021 and will create the largest free trade area in the world measured by the number of countries participating. The agreement connects 1.3 billion people across 55 countries with a combined gross domestic product of US$3.4 trillion. It has the potential to lift 95 million people out of poverty, and as a result of inter-governmental introductions, Trust Stamp is well positioned to play a role in the realization of AfCFTA’s potential.

Item 3. Directors and Officers

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part- time employees
Executive Officers
Gareth Genner	Chief Executive Officer	62	January 01, 2016
Andrew Gowasack	President	30	January 02, 2016
Alex Valdes	Chief Financial Officer, EVP, & Board Secretary	32	September 01, 2016
Andrew Scott Francis	Chief Technology Officer	47	August 28, 2016
Directors (1)
Gareth Genner		62	January 01, 2016
Andrew Gowasack		30	January 01, 2016
Mark Birschbach		44	August 20, 2017
David Story		62	December 01, 2020
Joshua Allen	EVP	43	January 08, 2021
William McClintock		78	January 08, 2021
Significant Employees
John Wesley Bridge	EVP	54	March 26, 2019
Kinny Chan	Chief Commercial Officer	42	March 01, 2020
Nisha N Naik	EVP	24	May 12, 2019
Norman Hoon Thian Poh	Chief Science Officer	44	September 01, 2019

Gareth Genner, Chief Executive Officer, Director

With over 20 years’ experience in founding, operational and advisory capacities, Gareth provides Trust Stamp with technical, managerial, and visionary skills, as well as legal expertise. Gareth has successfully conceptualized, implemented, scaled, and exited multiple businesses including a cloud storage enterprise which was sold, and an online educational platform which was acquired by a non-profit educational entity. Immediately prior to Trust Stamp, Gareth served as full-time CEO of Edevate LLC, and President of Pontifex University as well as part-time Chancellor of Holy Spirit College. Gareth now serves as unpaid President of Pontifex University and Holy Spirit College which are merged and managed by a professional team. A British lawyer by training, Gareth holds a U.S. LLM in International Taxation & Financial Service Regulation.

Andrew Gowasack, President, Director

An economist by education, Andrew began his career in financial services sales and marketing. Although Trust Stamp is Andrew’s first start-up, he has immersed himself in the lean-start-up environment by completing multiple incubator programs, each of which programs provided a unique perspective and honed a distinct set of startup skills. Andrew is actively committed to ongoing learning, studying at world-class institutions. He completed Harvard Business School's HBX CORe program and, through MIT Sloan School of Management, he has completed courses in design thinking and business innovation and application of blockchain technologies. Prior to joining Trust Stamp, Andrew worked at Ashford Advisers, a financial services company, where he worked as a Marketing Coordinator. As President, Andrew oversees business development and operations and acts as Chief Product Evangelist.

Alex Valdes, Chief Financial Officer, Board Secretary

Before graduating college, Alex founded and operated four separate companies to pay his way through college. Before graduating, Alex spent 15 months studying abroad in Mexico where he launched an innovative microfinance lending system in partnership with the Yucatan State Department of Economic Development. From 2007 to 2012, Alex successfully exited each of the businesses (all of which are in operation today) and completed his degree in accounting at The University of Georgia. Alex qualified as both a CMA and CPA and worked in public accounting from 2014 to 2016 as a strategy consultant. In January of 2016, Alex became an Advisor for Trust Stamp. After 9 months as an Advisor, Alex joined the Company full-time and now serves as the Chief Financial Officer, EVP, & Board Secretary.

Andrew Scott Francis, Chief Technology Officer

Prior to joining Trust Stamp as CTO, Scott served for 9 years in the Program Management Office with Google. This role was very entrepreneurial in nature as he was tasked with helping oversee the creation and development of a global PMO team spread across multiple data centers across the US and Europe, essentially acting as a startup intrapreneur. Prior to Google, Scott served for 10 years in a number of startup companies in Atlanta, Austin and Silicon Valley in software programming, management, and configuration management roles. As CTO, Scott oversees the Company’s software development team and programs, has responsibility for the Company’s hardware and software assets and plays a key role in working with the Company’s clients on all technical aspects of the relationship.

Mark Birschbach, Director

Mark is the Senior Vice President of Strategic Business, Innovation & Technology at the National Association of REALTORS. Mark and his team drive innovation in real estate and benefits to NAR members through strategic relationships with a broad range of business and technology players around the globe. Those strategic relationships drive significant non-dues revenue, return on investment, and cost savings to NAR members. Mark drives the success NAR’s tech investment portfolio through Second Century Ventures, the most active investor in real estate technology; the award-winning REACH technology accelerator, with operations in the US, Australia, Canada and the UK; Mark leads NAR’s strategy and innovation efforts through the creation of NAR’s Emerging Technology group, the Innovation, Opportunity, and Investment (iOi) Summit, NAR’s Strategic Think Tank, Big Tech Initiatives, and other strategic projects. Mark also leads NAR’s Realtor Benefits® Program, NAR’s top level domain businesses with .realtor and .realestate, NAR’s Products business, MVP program; manages NAR’s relationship with Move Inc., operator of Realtor.com.

David Story, Chairman of the Board

David is a Fellow of the Royal Institute of Chartered Surveyors with a focus on commercial real estate investment and portfolio management. David is Managing Director of Trust Stamp’ UK subsidiary and Chairman of the Board. For more than three decades, David has worked alongside Gareth in multiple ventures in parallel to building and managing his own commercial property investment portfolio and serving as a consultant to several property investment enterprises. David has served in management, operational and advisory capacities in multiple European ventures and brings strong analytical and consensus building skills to the Trust Stamp team.

Joshua Allen, EVP, Director

Josh joins Trust Stamp as EVP of Mergers and Acquisitions in addition to serving as a director, having spent over 20 years in private equity, venture capital, and non-profit management. He serves on the board of directors of several charitable and educational organizations. Josh has applied entrepreneurial models of operation to several US domestic and international non-profit organizations, transforming them into effective leaders in their respective spaces. Josh’s M&A transactional expertise is centered around financial services and technology.

William McClintock, Director

Bill McClintock is a well-respected figure within the United Kingdom property market, having been involved in real estate for over fifty years. During that time, he had also been Managing Director of Royal Life Estates South with a chain of two hundred and fifty offices. He successfully exited Cornerstone Estate Agencies (three hundred and forty-seven offices), when it was purchased from Abbey National plc., and subsequently joined Hamptons as International Development Director with specific responsibility for business generated in the markets of Hong Kong, Singapore, and Malaysia. In 2003 he became the Chief Operating Officer of The Ombudsman for Estate Agents for the UK and in 2007 became Chairman, a post he held until the end of 2015.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated our three highest-paid directors and executive officers as follows:

Name and Position	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Gareth Genner, Chief Executive Officer	Chief Executive Officer	$242,000	$121,000	$363,000
Andrew Gowasack, President	President	$242,000	$-	$242,000
Andrew Scott Francis, Chief Technology Officer	Chief Technology Officer	$180,000	$-	$180,000

For the fiscal year ended December 31, 2020, we paid our directors as a group (6) $0 thousand. There are six directors as of the date of this filing.

On April 9, 2019, management created a new entity, TStamp Incentive Holdings (“TSIH”) to which the Company issued 320,513 shares of common stock that the Board of TSIH could use for employee stock awards in the future. As of December 31, 2020, 56,513 of these shares are outstanding.

In addition to cash compensation, stock compensation was provided to the executive officers or directors in their capacities as officers and directors of the Company.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of April 20, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested.

			Amount and
		Amount and	nature of
Name and Address		nature of	beneficial
of Beneficial		beneficial	ownership	Percent of
Owner	Title of class	ownership	acquirable	class
Officers and Directors
Gareth Genner, Chief Executive Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305 (1)	Common Stock (Class A)	800,571	0	21.2%
Alex Valdes, Chief Financial Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	45,257	0	1.2%
Andrew Scott Francis, Chief Technology Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	45,257	0	1.2%
Officers and Directors as a Group (8 Total Persons)	Common Stock (Class A)	881,170	0	25.7%

(1)	Represents shares held by T Stamp LLC, a company owned by FSH Capital LLC (35.2%), Andrew Gowasack (30.4%), GC Capital, LLC, a company owned and controlled by Mr. Genner’s family (25.4%), Alex Valdes (4.4%), Katherine Lambert (2.3%), and Michael Lindenau (2.3%). Gareth Genner is the manager of T Stamp LLC, and has voting and dispositive control over the shares held by this entity.

Item 5. Interest of Management and others in certain transactions

FSH Capital, LLC – Stock Purchase Agreement

On September 27, 2019 FSH Capital LLC received the Series A Preferred Stock of the Company in exchange for $700,000, on parallel terms to those in the public offering. As of the date of this offering, FSH Capital, LLC holds greater than 10% of the Company’s issued and outstanding common and preference stock, and pursuant to an oral agreement memorialized by a resolution of the Company’s Board has the right to appoint a Director to the Board of the Company.

Settlement Agreement with Emergent Technology Holdings LP

Effective July 1, 2019, the Company entered into a settlement agreement with Emergent (the “Settlement Agreement”) pursuant to which the Company and Emergent agreed to numerous terms, including, but not limited to, the following:

•	A subscription agreement between the Company and Emergent dated August 22, 2018, was terminated, and the remaining $500,000 that Emergent owed the Company under the agreement was extinguished.

•	Emergent assumed two convertible notes payable totaling $2,500,000 plus accrued interest of $248,611 and extinguished the Company’s obligation to reimburse Emergent for the convertible notes.

•	Emergent extinguished the Company’s obligation to reimburse Emergent for approximately $137,935 of expenses that were previously covered by Emergent.

•	The Company and Emergent entered into a technical services agreement dated July 1, 2019 (the “Technical Services Agreement”) in which the Company agreed to provide certain technical services to Emergent for approximately $274,593.34 in consideration. (See Exhibit A of the Settlement Agreement filed as Exhibit 6.1)

•	The Company and Emergent entered into a license agreement (the “License Agreement”) in which the Company assigned all rights/title to certain software produced by the Company to Emergent and issued a perpetual, irrevocable license to Emergent of the granting certain intellectual property rights in the software. (See Exhibit B of the Settlement Agreement filed as Exhibit 6.1)

•	The Company and Emergent entered into a referral agreement (the “Referral Agreement”) in which Emergent can act as a channel partner and sell the Company’s products in exchange for commissions on those sales. (See Exhibit C of the Settlement Agreement filed as Exhibit 6.1)

•	The Company and Emergent entered a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2,111,953 and valuation cap of $20,000,000) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7,000,000 of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment. (See Exhibit A of the Settlement Agreement filed as Exhibit 6.1).

•	In February 2020, the Company entered into an agreement with Emergent to provide Emergent with software development services in 2020 and Emergent issued an irrevocable Purchase Order to the Company.

•	In June 2020, the Company entered into an additional agreement where Emergent issued an irrevocable Purchase Order to the Company, Emergent forgave $104 thousand of the outstanding SAFE, the Company issued $400 thousand of Class A Common Shares to Emergent, the Company paid Emergent $220 thousand, and the Company entered a promissory note for $387 thousand that was repaid prior to December 31, 2020.

Pursuant to these agreements, the balance on the SAFE was reduced to $0.

Second Century Ventures - Promissory Note and Warrant Agreement

On April 22, 2020, the Company entered a promissory note for $350,000 with Second Century Ventures ("SCV") in which the Company received net proceeds of $345,000. Mark Birschbach, a director of the Company is the Managing Director of SCV. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable was due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement and was repaid on time. The note accrued interest at a rate of 8% per annum, compounded monthly. This note is included as Exhibit 6.8.

Concurrently with the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 15,000 shares at a strike price of $0.01 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price, the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities, the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. This warrant agreement is included as Exhibit 6.9.

In conjunction with the Company entering into the promissory note, T Stamp Incentive Holdings ("TSIH") entered into a Guaranty and Stock Pledge Agreement with SCV on April 22, 2020. As part of this agreement the payment and performance of the note are secured by 65,000 Class A Shares of the Common Stock of the Company pledged through TSIH. This agreement is included as Exhibit 6.10.

In 2019 and a portion of 2020, Emergent held greater than 10% of the Company’s issued and capital stock and is therefore a related party of the Company.

Other than the transactions listed above and payment of compensation under employment contracts, no officer, director or holder of a 10% or greater interest in the equity of the Company (or family member thereof) has entered into any proposed or current transaction with the Company that exceeds $120,000 or 1% of the average of the Company’s total assets at any year end.

Employment Agreements with Gareth Genner, Andrew Gowasack, and Alex Valdes

On December 2, 2020, the Company entered into new executive employment agreements with Gareth Genner, Andrew Gowasack and Alex Valdes, with an effective date of the Company’s listing on the Euronext Growth Marker. These agreements are included as exhibits 6.12 and 6.13.

Item 6. Other Information

None.

Item 7. Financial Statements

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2020 (Restated) and 2019

And Report of Independent Auditor

T STAMP, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

T Stamp Inc. and Subsidiaries

Atlanta, Georgia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of T Stamp Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S.”).

Restatement of Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (U.S.) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter Regarding Liquidity

As discussed in Note 1 to the consolidated financial statements, the Company has not yet generated profits and has recorded a loss of $10.7 million for the year ended December 31, 2020, operating cash outflows of $4.5 million for the year ended December 31, 2020, and an accumulated deficit of $18.2 million as of December 31, 2020. Management’s evaluation of the conditions and management’s plans to mitigate these conditions are also described in Note 1. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2017.

Atlanta, Georgia

January 7, 2022, except for the effects of the restatement disclosed in Note 2 and Note 13, as to which the date is March 18, 2022

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	As Restated 2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$1,469,952	$331,761
Accounts receivable	140,853	87,759
Related party receivables	14,505	16,322
Prepaid expenses and other current assets	458,995	122,690
Total Current Assets	2,084,305	558,532
Capitalized internal-use software, net	1,131,484	1,152,824
Property and equipment, net	127,975	14,323
Goodwill	1,248,664	1,248,664
Intangible assets, net	22,382	8,772
Investment in related party, at cost	-	962,000
Other assets	197,956	47,010
Total Assets	$4,812,766	$3,992,125

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	December 31,
	As Restated 2020	2019
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$380,525	$150,539
Accrued expenses	809,203	53,835
Related party payables	448,305	198,744
Nonconvertible Notes plus accrued interest of $19,730 and $0, less discount of $25,511 and $0, respectively	344,219	-
Convertible Notes plus accrued interest of $0 and $15,000,respectively	-	115,000
Deferred revenue	469,105	141,000
Total Current Liabilities	2,451,357	659,118
Convertible notes payable plus accrued interest of $0 and $2,250, respectively	-	717,250
Warrant liabilities	287,750	287,750
SAFE liabilities	-	2,236,953
Total Liabilities	2,739,107	3,901,071

Commitments and Contingencies, Note 11

Stockholders' Equity:
Series A Convertible preferred stock $.01 par value, 2,000,000 shares authorized, 0 and 186,137 shares issued and outstanding at December 31, 2020 and 2019, respectively; aggregate liquidation preference of $0 and $1,450 as of December 31, 2020 and 2019 respectively	-	1,450,000
Common stock $0.01 par value, 37,500,000 shares authorized, 17,695,985 and 9,624,975 shares issued and outstanding at December 31, 2020 and 2019, respectively	176,965	96,250
Additional paid-in capital (restated)	20,306,495	6,074,054
Treasury Stock, at cost: 282,565 and 1,602,565 shares held as of December 31, 2020 and 2019, respectively	-	-
Noncontrolling interest	163,182	163,245
Stockholders' notes receivable	(467,061)	(225,000)
Accumulated other comprehensive (loss)/income	45,100	(33)
Accumulated deficit (restated)	(18,151,022)	(7,467,462)
Total Stockholders' Equity (restated)	2,073,659	91,054
Total Liabilities and Stockholders' Equity	$4,812,766	$3,992,125

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31
	As Restated 2020	2019
Net sales (including related party revenue of $904,777 and $274,593, respectively)	$2,648,322	$2,108,884
Operating Expenses:
Cost of services provided	1,520,297	702,744
Research and development	2,742,348	854,590
Selling, general, and administrative(restated)	6,375,637	2,284,613
Depreciation and amortization	406,241	303,054
Total Operating Expenses	11,044,523	4,145,001
Operating Loss	(8,396,201)	(2,036,117)
Non-Operating Income (Expense):
Interest income	2,805	70
Interest expense	(185,599)	(98,612)
Warrant expense	(1,413,273)	-
Impairment of investment in related party	(962,000)	-
Grant Income	189,507	-
Other income/(expense)	81,137	(2,116)
Total Other Expense, Net	(2,287,423)	(100,658)
Net Loss before Taxes	(10,683,624)	(2,136,775)
Income tax expense	-	(8,184)
Net loss including noncontrolling interest	(10,683,624)	(2,144,959)
Net loss attributable to noncontrolling interest	(63)	(1,453)
Net loss attributable to T Stamp, Inc.(restated)	$(10,683,561)	$(2,143,506)
Basic and diluted net loss per share attributable to T Stamp, Inc.(restated)	$(0.90)	$(0.25)
Weighted-average shares used to compute basic and diluted net loss per share	11,817,755	8,490,980

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31
	As Restated 2020	2019
Net loss including noncontrolling interest	$(10,683,624)	$(2,136,775)
Other Comprehensive Income:
Foreign currency translation adjustments	45,133	2,351
Total Other Comprehensive Income	45,133	2,351
Comprehensive loss	(10,638,491)	(2,134,424)
Comprehensive loss attributable to noncontrolling interest	(63)	(1,453)
Comprehensive loss attributable to T Stamp, Inc.	$(10,638,554)	$(2,135,877)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2020 (Restated) AND 2019

	Series A										Accumulated
	Convertible				Additional				Stockholders'	Stock	Other
	Preferred Stock		Common Stock		Paid-In	Treasury Stock		Noncontrolling	Notes	Subscription	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Receivable	Income/(Loss)	Deficit	Total
Balance, January 1, 2019	-	-	6,895,030	68,950	5,139,355	-	-	164,698	(225,000)	(500,000)	(2,384)	(5,323,956)	(678,337)
Vesting of stock awards			494,370	4,945	(4,945)	-	-	-	-	-	-	-	-
Issuance of common stock in exchange for Emergent Class A units			2,235,575	22,355	939,644								961,999
Issuance of Series A Preferred Stock	118,771	700,000	-	-	-	-	-	-	-	-	-	-	700,000
Conversion of SAFE liability to Series A Preferred Stock	67,366	750,000											750,000
Issuance of shares into T stamp Incentive Holdings	-	-	-	-	-	1,602,565	-	-	-	-	-	-	-
Currency translation adjustment			-	-	-	-	-	-	-	-	2,351	-	2,351
Stock subscription receivable extinguishment	-	-								500,000			500,000
Net loss attributable to noncontrolling interest			-	-	-	-	-	(1,453)	-	-	-	-	(1,453)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	-	(2,143,506)	(2,143,506)
Balance, December 31, 2019	186,137	1,450,000	9,624,975	96,250	6,074,054	1,602,565	0	163,245	(225,000)	-	(33)	(7,467,462)	91,054
Issuance of Preferred Series A Warrants	-	-	-	-	2,138,273	-	-	-	-	-	-	-	2,138,273
Issuance of common warrants	-	-	-	-	88,000	-	-	-	-	-	-	-	88,000
Issuance of Common stock	-	-	542,205	5,422	829,570	(113,455)	-	-	-	-	-	-	834,992
Conversion of notes and SAFE to Series A Preferred Stock	189,576	1,062,986	-	-	100,000	-	-	-	-	-	-	-	1,162,986
Issuance of Series A Preferred Stock, net of issuance costs	888,739	5,786,189	-	-		-	-	-	-	-	-	-	5,786,189
Conversion of Series A Preferred Stock to common stock	(1,264,452)	(8,299,175)	6,322,260	63,223	8,235,952	-	-	-	-	-	-	-	-
Issuance of Stock Options to Current Shareholders	-	-	-	-	878,510	-	-	-	(335,161)	-	-	-	543,349
Share-based compensation (restated)	-	-	1,206,545	12,070	1,962,136	(1,206,545)	-	-	-	-	-	-	1,974,206
Repayment of shareholder loan through in-kind services	-	-	-	-	-	-	-	-	93,100	-	-	-	93,100
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	45,133	-	45,133
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(63)	-	-	-	-	(63)
Net loss attributable to T Stamp, Inc. (restated)	-	-	-	-	-	-	-	-	-	-	-	(10,683,561)	(10,683,561)
Balance December 31, 2020	-	-	17,695,985	176,965	20,306,495	282,565	-	163,182	(467,061)	-	45,100	(18,151,023)	2,073,658

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For years ended December 31,
	As Restated 2020	2019
Cash flows from operating activities:
Net loss attributable to T Stamp, Inc. (restated)	$(10,683,561)	$(2,143,506)
Net loss attributable to noncontrolling interest	(63)	(1,453)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation and amortization	406,241	303,054
Noncash Payment to Euronext Advisor	155,800	-
Noncash Payment to Ridgegrowth	47,672	-
Stock-based compensation (restated)	2,517,555	40,218
Noncash warrant expense	1,413,273	-
Noncash interest Expense	185,599	72,083
Noncash revenue related to Emergent termination	(904,777)	(274,593)
Repayment of shareholder loan through in-kind services	93,100	-
Extinguishment of liability related to Emergent termination	-	137,935
Write off of investment in Emergent	962,000	-
Changes in assets and liabilities:
Accounts receivable	(53,094)	(69,791)
Related party receivables	1,817	81,572
Prepaid expenses and other current assets	(36,305)	(45,684)
Other assets	(150,946)	47,384
Accounts payable and accrued expenses	985,351	50,583
Related party payables	249,562	7,053
Deferred revenue	328,105	116,000
Net cash flows from operating activities	(4,482,670)	(1,679,145)

Cash flows from investing activities:
Purchases of property and equipment	(130,128)	(4,391)
Capitalized internally developed software costs	(359,919)	(554,796)
Patent application costs	(22,118)	-
Net cash flows from investing activities	(512,165)	(559,147)

Cash flows from financing activities:
Proceeds from issuance of common stock	263,877	-
Proceeds from issuance of Series A Preferred Stock	6,789,303	700,000
Issuance Costs of Series A Preferred Stock	(1,003,111)
Proceeds from stock subscription receivable	-	1,000,000
Proceeds from borrowings under a factoring agreement	-	100,000
Repayment of borrowings under a factoring agreement	-	(100,000)
Proceeds from issuance of convertible notes payable	-	700,000
Proceeds from issuance of common stock warrants	300,000	-
Proceeds from debt, net of issuance cost	345,000	-
Repayment of SAFE note	(607,176)	-
Net cash flows from financing activities	6,087,893	2,400,000
Effect of foreign currency translation on cash	45,133	2,351
Net change in cash and cash equivalents	1,138,191	164,059
Cash and cash equivalents, beginning of period	331,761	167,702
Cash and cash equivalents, end of period	$1,469,952	$331,761

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$128	$26,529

Supplemental disclosure of noncash activities:
Issuance of common stock in exchange for investment in related party	-	$962,000
Conversion of SAFE liability to Series A Preferred Stock	-	$750,000
Assignment of convertible notes payable plus accrued interest	-	$2,748,611
Issuance of SAFE liability	-	$2,111,953
Stock subscription receivable extinguishment	-	$500,000
Conversion of convertible notes payable and SAFE to Series A Preferred Stock	$1,062,983	-
Extinguishment of SAFE for common stock warrants	$125,000	-
Issuance of common stock warrants for a prepaid sponsorship	$300,000	-
Extinguishment of Emergent SAFE note for common stock, short term note, revenue, and common stock issuance in the amounts of $400 thousand, $387 thousand, $905 thousand respectively	$1,691,953	-
Assignment of Emergent SAFE note to 10Clouds	$200,000	-
Preferred Stock conversion to common stock	$8,299,175	-
Stockholder Notes Receivable	$335,161	-

The accompanying notes to the consolidated financial statements are an integral part of these statements

T STAMP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 1 Description of Business—

T Stamp Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries (“Trust Stamp”, the “Company”, or “We”) develop and market identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity and trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible as well as deliver results at a disruptively low cost for usage across multiple industries, including:

•	Banking/FinTech

•	Humanitarian and Development Services

•	Biometrically Secured Email

•	KYC/AML Compliance

•	Government and Law Enforcement

•	P2P Transactions, social media, and Sharing Economy

•	Real Estate, Travel and Healthcare

Series A Convertible Preferred Stock Offering -

On July 17, 2020, we closed our Series A Convertible Preferred Stock offering, which launched in September 2019, through a combination of private placements, including convertible notes and investments through the Seed Invest platform. We issued through conversion of convertible instruments or sold a total of 1,264,452 shares of Series A Convertible Preferred Stock at an offering price of $7.79 per share. As of December 31, 2020, we received gross proceeds of $8.4 million and $7.4 million in cash, net of offering costs of $1.0 million, from this offering through a combination of cash and original investment in convertible notes issued in 2019 that have converted as of December 31, 2020 (see Note 13 below).

In addition to the gross cash proceeds above, as part of the capital raise, the Company also reserved $0.4 million of shares of Class A Common Stock for a portion of the outstanding Emergent SAFE as discussed in Note 9. The Company also reserved stock options and restricted stock awards for employee grants in 2020. Finally, the Company sold warrants for shares of Series A Convertible Preferred Stock shares for $0.6 million which is further discussed in Note 10 below.

On September 8, 2020, the Company and a majority of the shareholders voted to convert all shares of Series A Convertible Preferred Stock to shares of Class A Common Stock.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits with a loss in the twelve-month period ended December 31, 2020 of $10.7 million, operating cash outflows of $4.5 million for the same period, and an accumulated deficit of $18.2 million as of December 31, 2020.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and due to the capital raise as discussed in Note 18, we believe that we have sufficient liquidity to support the planned operations of our business for 12 months from the date these financials are issued.

Note 2- Restatement of Previously Issued Financial Statements

On March 9, 2020, the Company executed a compensation agreement, with Adeptive Consulting, LLC (“Adeptive”), (the "Original Contract"), to provide business development services as described in the explanatory note of this filing. Per the terms of the agreement, the contract terminated in April of 2020 when the Adeptive’s principal became a full-time employee with the Company.

Further explained in the explanatory note, the Company’s accounting team continued to book Adeptive’s equity compensation in error through June 30, 2021. After analysis, the company concluded that the error correction is immaterial in prior periods including H1 2020 a, while the error corrections for FY 2020 and the H1 2021 period are material.

Finally, during the Company’s review of other stock-based compensation agreements, there were other additional individually immaterial adjustments made for the year ended December 31,2020. The material error is isolated to the Original Contract given the unique terms of the agreement. The Company’s legal and accounting teams have reviewed all other compensation contracts and have concluded that the terms found in the Original Contract, which are associated with the material accounting error, do not exist in other compensation contracts.

	December 31, 2020
	As Previously Reported	Adjustments	As Restated
Balance Sheet
Additional paid-in capital	$20,655,928	$(349,433)	$20,306,495
Accumulated Deficit	(18,500,455)	349,433	(18,151,022)
Total Stockholders' equity (deficit)	2,073,659	-	2,073,659
Statement of Operations		-
Selling, general, and administrative expense	6,725,071	349,433	6,375,637
Net Loss attributable to T Stamp, Inc.	(11,032,994)	349,433	(10,683,561)
Basic and diluted net loss per share attributable to T Stamp, Inc	(0.93)	0.03	(0.90)
Statement of Cash Flows
Net Loss attributable to T Stamp, Inc.	(11,032,994)	349,433	(10,683,561)
Stock-based compensation	2,866,990	(349,433)	2,517,555

Note 3- Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements includes the accounts of T Stamp Inc. and its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (“VIE”s) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

On April 9, 2019, management created a new entity, Tstamp Incentive Holdings (“TSIH”). Furthermore, on April 25, 2019, the Company issued 1,602,565 shares of Class A Common Stock to TSIH that the Board can use for employee stock awards in the future and this full amount was outstanding and recorded as treasury stock as of December 31, 2019. On January 8, 2021, 1,033,335 shares were transferred to various employees as a stock award that was earned and outstanding on December 8, 2020 upon the Company being listed on a public market, reducing the total shares recorded as treasury stock at December 31, 2020 to 282,565.

The Company does not own any of the stock in TSIH; however, it is held by members of the Company’s management. The Company considers this entity to be a VIE because it is thinly capitalized and holds no cash. Because the Company does not own shares in TSIH, management believes that this gives the Company a variable interest. Further, management of the Company also acts as management of TSIH and is the decision maker as management grants shares held by TSIH to employees of the Company. As this VIE owns only shares in the Company and no other liabilities or assets, the Company is the primary beneficiary of TSIH and consolidates the VIE.

Stock split

On October 24, 2019, by written consent of the stockholders, the Company effected a 1603-for-1 forward stock split. All share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the stock split.

On August 18, 2021, by written consent of the stockholders, the Company effected a 5-for-1 forward stock split. All share and per share amount in these consolidated financial statements have been retroactively restated to reflect the stock split.

Use of Estimates

The preparation of the consolidated financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, we evaluate our estimates that include, but are not limited to, capitalization and estimated useful life of internal-use software, the allowance for doubtful accounts, the fair value of financial assets and liabilities, the useful lives of property and equipment and intangible assets, the recoverability of goodwill, share-based compensation including the determination of the fair value of our common stock, impairment of long-lived assets, the valuation of deferred tax assets and uncertain tax positions, warrant liabilities, and Simple Agreements for Future Equity (“SAFE”) liabilities.

We base our estimates on assumptions, both historical and forward looking trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The World Health Organization declared in March 2020 that the outbreak of the coronavirus disease (COVID-19) constituted a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The Company assessed the impacts of the novel coronavirus pandemic on its various accounting estimates and significant judgments, including those that require consideration of forecasted financial information in the context of the unknown future impacts of COVID-19, using information that is reasonably available at this time. The accounting estimates and other matters assessed included, but were not limited to, capitalized internal-use software, the recoverability of goodwill, long-lived assets and investments recorded at cost, useful lives associated with intangible assets and capitalized internal-use software, and the valuation and assumptions underlying stock-based compensation, and warrant liabilities. Based on the Company’s current assessment of these estimates, there was not a material impact to the consolidated financial statements as of and for the year ended December 31, 2020. As additional information becomes available, the Company’s future assessment of these estimates, including updated expectations at the time regarding the duration, scope and severity of the pandemic, could materially and adversely impact its consolidated financial statements in future reporting periods.

Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

Reclassifications

We previously disclosed on Form 1-A for the year ended December 31, 2019 that 130,240 shares of Series A Convertible Preferred Stock were issued and outstanding as of December 31, 2019. This number has been revised in this current report on Form 1-K to 186,137 shares issued and outstanding as of December 31, 2019. There was no impact to the consolidated financial statements as the total value of shares of Series A Convertible Preferred Shares recorded in the consolidated statement of stockholders’ equity (deficit) as of December 31, 2019 remains $1.45 million.

We have presented Capitalized internal-use software separately on our December 31, 2020 and December 31, 2019 consolidated balance sheet. As a result, we reclassified $1.13 million and $1.15 million for December 31, 2020 and December 31, 2019, respectively, from property and equipment, net to Capitalized internal-use software, net on the balance sheet.

On the consolidated statements of operations, we have presented stock compensation related to developer payroll in the research and development and costs of services provided accounts instead of the selling, general, and administrative account for the year ended December 31, 2020. As a result, we reclassified $1.07 million to research and development and $127 thousand to costs of services provided which reduced selling, general, and administrative by $1.20 million for the year ended December 31, 2020.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. We maintain our cash and cash equivalents with high-quality financial institutions mainly in the United States, the composition of which are regularly monitored by us. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2020 and 2019, the Company had in U.S. bank accounts $1,469,952 and $331,761, respectively, which exceeded these insured amounts. Management believes minimal credit risk exists with respect to these financial institutions and the Company has not experienced any losses on such amounts.

For accounts receivable, we are exposed to credit risk in the event of nonpayment by customers to the extent the amounts are recorded in the consolidated balance sheets. We extend different levels of credit to online merchants and maintain reserves for potential credit losses based upon the expected collectability of accounts receivable. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and consumer indebtedness and applying other credit risk monitoring procedures.

One customer represented 95% and 99% of the balance of total accounts receivable as of December 31, 2020 and 2019. No other customer represented more than 10% of total accounts receivable as of December 31, 2020 and 2019. The Company seeks to mitigate its credit risk with respect to accounts receivable by contracting with large commercial customers and government agencies and regularly monitoring the aging of accounts receivable balances. As of December 31, 2020 and 2019, the Company had not experienced any significant losses on its accounts receivable.

During the year ended December 31, 2020, the Company sold to two customers which made up approximately 63% of total revenue. The remaining revenue recognized during the year ended December 31, 2020, which made up approximately 37% of total revenue, related to the Tripartite Agreement with Emergent Technology Holdings LP (“Emergent”) as described in Note 9.

During the year ended December 31, 2019, the Company was economically dependent on two customers which made up approximately 87% of total revenue. The remaining revenue recognized during the year ended December 31, 2019, which made up approximately 13% of total revenue, related to the termination of the Emergent Technology Holdings LP (“Emergent”) Subscription Agreement as described in Note 5.

The loss of or a substantial reduction in Statements of Work from the Company’s major customers could have a material effect on the consolidated financial statements.

Foreign Currency

The functional currency for the Company’s foreign subsidiary is the local currency. For that subsidiary, the assets and liabilities are translated into U.S. dollars at the exchange rate method at the balance sheet date. The Company’s other comprehensive income (loss) is comprised of foreign currency translation adjustments related to the Company’s foreign subsidiary. Income and expenses are translated at the average exchange rates for the period. Foreign currency exchange gain and losses are recorded in other income (expense).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and bank deposits. The Company considers all highly liquid instruments purchased with an original maturity of three months or less when purchased to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States.

Accounts Receivable and Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts, if any. Allowance for doubtful accounts is based on the Company’s best estimate of probable losses inherent in its accounts receivable portfolio and is determined based on expectations of the customer’s ability to pay by considering factors such as historical experience, financial position of the customer, age of the accounts receivable, current economic conditions, including the ongoing COVID-19 pandemic, and as well as reasonable and supportable forward-looking factors about its portfolio and future economic conditions. Accounts receivable are written-off and charged against an allowance for doubtful accounts when the Company has exhausted collection efforts without success. No allowance for bad debts has been established. Bad debts are recognized when they are deemed uncollectible, and management considers all present receivables fully collectible.

Property and Equipment, Net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed when incurred whereas additions and major improvements are capitalized. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are derecognized from the consolidated balance sheet and any resulting gain or loss is recorded in the consolidated statements of operations in the period realized.

Internal-Use Software Development Costs

Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. The Company capitalizes eligible costs to develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. These costs consist of personnel costs (including related benefits) that are incurred during the application development stage. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Maintenance costs are expensed as incurred. The estimated useful life of costs capitalized is evaluated for each specific project. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore changes in amortization expense in future periods.

Business and Asset Acquisitions

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

The Company accounts for a transaction as an asset acquisition pursuant to the provisions of Accounting Standards Update (“ASU”) No. 2017-01, Clarifying the Definition of a Business, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

Accounting for Impairment of Long-Lived Assets

Long-lived assets with finite lives include property and equipment including capitalized internal-use software costs and other intangible assets. The Company reviews long-lived asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company determined that as of December 31, 2020 and 2019, no property and equipment, including capitalized internal-use software costs, and other intangible assets, were impaired.

Goodwill

Goodwill is accounted for in accordance with Financial Accounting Standards Board (“FASB”) ASC 350, Intangibles—Goodwill and Other. The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase consideration transferred over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is tested for impairment at the reporting unit level at least annually or more frequently when events or circumstances occur that indicate that it is more likely than not that an impairment has occurred. In assessing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Should the Company conclude that it is more likely than not that the recorded goodwill amounts have been impaired, the Company would perform the impairment test. Goodwill impairment exists when a reporting unit’s carrying value exceeds its fair value. Significant judgment is applied when goodwill is assessed for impairment. There were no impairment charges to goodwill during the periods presented.

Fair Value of Assets and Liabilities

The Company follows the relevant U.S. GAAP guidance regarding the determination and measurement of the fair value of assets/liabilities in which fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

Level 1 – Quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and

Level 3 – Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The estimated fair values of cash, accounts receivable, related party receivables, stock subscription receivable assets, accounts payable, accrued expenses, related party payables, deferred revenue, convertible notes payable, SAFE liabilities approximate their carrying values. The Company accounts for its financial assets and liabilities at fair value regularly. The Company evaluates the fair value of its non-financial assets and liabilities on a nonrecurring basis.

Revenue Recognition

The Company derives its revenue primarily from professional services. In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive or the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

•	Identification of the contract(s) with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

At contract inception, the Company will assess the services agreed upon within each contract and assess whether each service is distinct and determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. In general, each contract with a customer consists of a single performance obligation to perform services in which revenue is recognized when the service has been delivered. Based on the Company deriving its revenue primarily from professional services, the Company does not disclose a disaggregation of revenue other than customer concentrations disclosed above.

Contract Balances

The timing of customer billing and payment relative to the start of the service period varies from contract to contract; however, the Company bills many of its customers in advance of the provision of services under its contracts, resulting in contract deferred revenue and customer deposits. Deferred revenue represents billings under noncancelable contracts before the related product or service is transferred to the customer. Customer deposits consist of payments received in advance of the start of the contractual term or for anticipated revenue generating activities for the portion of a contract term that is subject to cancellation and refund.

The payment terms and conditions vary by contract; however, the Company’s terms generally require payment within 30 to 60 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company elected to apply the practical expedient in accordance with ASC 606 to not adjust contract consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when promised goods and services are transferred to the customer and when the customer pays for those goods and services will be one year or less. As such, the Company determined its contracts do not generally contain a significant financing component.

Costs to Obtain and Fulfill Contracts

Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of contracts, including sales commissions, and that would not have been incurred if the contract had not been obtained. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it is expected that the economic benefit and amortization period will be longer than one year. Costs to obtain contracts were not material in the periods presented. The Company recognizes an asset for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. Costs to fulfill contracts were not material in the periods presented.

Cost of Services Provided

Cost of services provided generally consists of the cost of hosting fees, and cost of labor associated with professional services rendered. Depreciation and amortization expense is not included in cost of services.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries and benefits and relate primarily to time spent during the preliminary project stage and post implementation maintenance and bug fixes associated with capitalized internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements. Depreciation and amortization expense is not included in research and development.

Advertising

Advertising costs are expensed as incurred. Advertising and marketing expense totaled $70 thousands and $87 thousands for the years ended December 31, 2020 and 2019, respectively.

Stock- Based Compensation

The Company accounts for its stock-based compensation arrangements related to employees and non-employees at estimated fair value of the award on the date of grant. Fair value of each award grant is estimated on the date of grant using either the Black-Scholes-Merton Model for stock awards granted or using the fair value of a common stock for restricted stock grants. The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The calculated fair value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line method. Forfeitures are accounted for in the period in which they occur.

Income Taxes

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results.

Leases

Leases are reviewed and classified as either capital or operating leases at their inception. In certain lease agreements, we may receive renewal or expansion options, rent holidays, and other incentives. For operating leases, we recognize lease costs on a straight-line basis once we take control of the space, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several SAFEs in exchange for cash financing. These funds were classified as long-term liabilities (See Note 9). The Company accounted for its SAFEs as liability derivatives under ASC 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occurred, the Company would have recorded such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019, the fair values of the SAFEs were equal to their face amounts that are the amounts originally transacted for, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties. There are no outstanding SAFEs as of December 31, 2020.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received.

Treasury Stock

Repurchased treasury stock is recorded at cost. When treasury stock is resold at a price different than its historical acquisition cost, the difference is recorded as a component of additional paid-in capital in the consolidated balance sheets.

Net Loss per Share Attributable to Common Stockholders

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items outstanding as of December 31, 2020 and 2019 include outstanding warrants which are convertible to common stock, exercisable stock options, and restricted share awards. The Company’s potential common shares outstanding were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued ASU No. 2014-09 (“2014-09”), Revenue from Contracts with Customers ("Topic 606"), and additional ASUs issued to clarify the guidance in ASU 2014-09 (collectively the “new revenue standard”). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the revised guidance requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In addition, changes were made to the Company’s accounting for the incremental costs of obtaining a contract, which primarily include sales commissions. Under the new revenue standard, these costs are recognized over an estimated period of benefit. On January 1, 2019, we adopted Topic 606 using the modified retrospective method and utilized the transitional practical expedient to apply the standard to those contracts which were not completed as of the date of adoption. The adoption of this standard did not have an impact on our consolidated financial statements.

As of January 1, 2020, the Company has adopted, on a prospective basis, ASU 2018-07, Improvements to Nonemployee Share-based Payment Accounting, which results in ASC 505-50, Equity Based Payments to Non-Employees, no longer being applicable to those awards. As a result, non-employee awards will initially be measured consistent with employee awards and revaluation will no longer be required until a counterparty’s performance is complete. The Company did not have a material amount of non-employee awards at adoption and therefore the impact of the adoption of this standard was immaterial and no entry was recorded to retained earnings.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. We adopted ASU 2018-13 as of January 1, 2019 and have applied to all the periods presented on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either financial or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the Company for the calendar year ending December 31, 2022. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 15 for current operating leases.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year and interim periods within fiscal years beginning January 1, 2021 and early adoption is permitted. Most amendments within this guidance are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company plans to adopt this guidance effective January 1, 2021 and does not expect the adoption will have a material impact on its consolidated financial statements.

In March 2021, the FASB issued ASU No. 2021-03, Intangibles—Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events, an amendment of the FASB Accounting Standards Codification. The amendments in this ASU allow companies to elect not to monitor for goodwill impairment triggering events during the reporting period and instead, to evaluate the facts and circumstances as of the end of the reporting period to determine whether it is more likely than not that goodwill is impaired. This aligns the triggering event evaluation date with the reporting date, whether that date is an interim or annual reporting date. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, with early adoption permitted for both interim and annual financial statements that have not yet been issued or made available for issuance as of March 30, 2021. The Company does not expect this guidance to have a material impact to its consolidated financial statements or related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequent amendments thereafter, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for us beginning January 1, 2023, and interim periods therein. Early adoption is permitted. We are currently evaluating whether to early adopt ASU 2016-13 and the effect that the guidance will have on our consolidated financial statements and related disclosures.

Note 4—Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2019
Prepaid operating expenses	$118,245	$38,408
Rent deposit	71,096	1,626
VAT receivable associated with SAIT	39,752	34,232
R&D credit receivable against payroll taxes	-	47,384
Prepaid Sponsorship	100,000	-
Miscellaneous receivable	129,902	1,040
Prepaid expenses and other current assets	$458,995	$122,690

Capitalized Internal-use Software, Net

Capitalized Internal-use Software, Net consisted of the following:

		As of December 31,
	Useful Lives	2020	2019
Internal-use software	5 Years	$2,056,176	$1,696,258
Less accumulated amortization		(924,694)	(543,434)
Capitalized internal-use software, net		$1,131,484	$1,152,824

Amortization expense is recognized on a straight-line basis and for the years ended December 31, 2020 and 2019 totaled $381 thousand and $288 thousand, respectively.

Property and Equipment, Net

Property and Equipment, Net consisted of the following:

		As of December 31,
	Useful Lives	2020	2019
Computer equipment	3-4 Years	$123,787	$24,718
Furniture and fixtures	10 Years	20,789	-
Property and equipment, gross		144,576	24,718
Less accumulated depreciation		(16,601)	(10,395)
Property and equipment, net		$127,975	$14,323

Depreciation expense is recognized on a straight-line basis and for the years ended December 31, 2020 and 2019 totaled $16 thousand and $8 thousand, respectively.

Other Assets

Other assets consisted of the following:

	As of December
	2020	2019
R&D credit receivable against payroll taxes	$97,956	$47,010
Prepaid sponsorship	100,000	-
Other assets	$197,956	$47,010

Accrued Expenses

Accrued Expenses consisted of the following:

	As of December
	2020	2019
Compensation payable	$651,053	$48,525
Other accrued expenses	158,50	5,310
Accrued Expenses	$809,203	$53,835

Note 5- Goodwill and Intangible Assets

There were no changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019.

Intangible assets at December 31, 2020 and 2019 consisted of the following:

	Useful Lives	2020	2019
Patent application costs	3 Years	$46,333	$24,216
Accumulated amortization		(23,951)	(15,444)
Intangible assets, net		$22,382	$8,772

Amortization expense for the years ended December 31, 2020 and 2019 totaled $8,507 and $7,298, respectively.

Estimated future amortization expense of intangible assets is as follows:

Years Ending December 31,
2021	$8,731
2022	7,372
2023	6,279
$22,382

Note 6- Emergent Related Transactions

Investment in Related Party

In August 2018, Emergent and three of the Company’s shareholders entered into a stock purchase agreement, in conjunction with the Stock Subscription Agreement between the Company and Emergent, whereby Emergent acquired 447,115 shares of Class A Shares of Common Stock in the Company in a non-monetary exchange from those shareholders whereby the shareholders obtained 9.62 Class A Units of Emergent.

In July 2019, the Company acquired those 9.62 Class A Units of Emergent from the Company’s shareholders in exchange for 447,115 shares of Class A Shares of Common Stock in the Company. The Company did not have any employees on the Emergent Board of Directors or other abilities to influence the Company and our investment. Management recorded the value of these shares on the transaction date at a fair value of $962 thousand, which the Company determined by reference to transactions in the Company’s units, as well as information obtained from Emergent regarding the value of the Emergent units exchanged at the time of the original transaction in August 2018.

In April 2021 Company was informed that Emergent wound-up operations in December 2020 and was no longer operating. We wrote off our $962 thousand investment in Emergent; this has been recorded within Non-Operating Income (Expenses).

Stock subscription agreement and termination

The Company entered into a Subscription Agreement on August 22, 2018 with Emergent. The Company issued 1,133,815 shares of common stock, which represented approximately 15% of the outstanding shares of common stock, in exchange for a cash investment of $3.00 million from Emergent. Emergent agreed to provide cash contributions based on the following schedule:

•	$0.5 million less repayment of two bridge loans of $0.16 million each plus accrued interest received on August 22, 2018, and

•	$0.25 million on the first business day in September 2018 and then an additional $0.25 million each month for the next nine calendar months.

During the year ended December 31, 2019, the Company received $1 million from Emergent under the Subscription Agreement, which was received in 2019 prior to the issuance of the consolidated 2019 financial statements.

Furthermore, in addition to the $3 million paid for 15% of the Company’s issued and outstanding common stock, Emergent, without further payment, will be issued additional common stock to maintain the interest acquired at 15%, or a lesser percentage will be purchased based on a fraction of the $3 million funded through the calculation date, of the outstanding shares of the Company in the event that any convertible note, SAFE or other convertible instrument is converted or warrant or other right exercised resulting in a dilution of Emergent’s interest. These additional shares of common stock shall be duly authorized, validly issued, fully paid, and nonassessable, and free and clear of all encumbrances.

Effective July 1, 2019, the Company entered into a settlement agreement with Emergent in which the following terms were agreed upon:

•	The subscription agreement, dated August 22, 2018, was terminated, and the remaining $0.5 million that Emergent owed the Company under the agreement was extinguished.

•	Emergent assumed two convertible notes payable totaling $2.5 million plus accrued interest of $0.25 million and extinguished the Company’s obligation to reimburse Emergent for the convertible notes.

•	Emergent extinguished the Company’s obligation to reimburse Emergent for the Company’s $0.14 million of expenses that were previously covered by Emergent.

•	The Company and Emergent entered into a technical services agreement in which the Company will provide certain technical services to Emergent for $0.27 million.

•	The Company and Emergent entered into a license agreement in which the Company assigned all rights/title to the Emergent Implementation to Emergent and issued a perpetual, irrevocable license to Emergent of the General-Purpose Material and the Intellectual Property Rights.

•	The Company and Emergent entered into a referral agreement in which Emergent can act as a channel partner and sell the Company’s products in exchange for commissions on those sales.

•	The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2.11 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

•	The Company had to issue an additional 2,235,575 shares because three of the Company’s investors exchanged their 9.62 Emergent A Units for 2,235,575 shares of common stock of the Company.

Note 7—Grant Income- Republic of Malta

During July 2019, the Company entered into an agreement with the Republic of Malta that would provide for a grant of up to €200 thousand as reimbursement for operating expenses over the first 12 months following incorporation in the Republic of Malta. The Company must provide an initial capital amount of €50 thousand euros, which is matched with a €50 thousand grant. The remaining €150 thousand are provided as reimbursement of operating expenses 12 months following incorporation.

GAAP does not provide authoritative guidance regarding the receipt of economic benefits from government entities in return for compliance with certain conditions. Therefore, based on ASC 105-10-05-2, nonauthoritative accounting guidance from other sources was considered by analogy in determining the appropriate accounting treatment. The Company elected to apply International Accounting Standards 20 – Accounting for Government Grants and Disclosure of Government Assistance, and recognizes the expected reimbursements from the Republic of Malta as deferred income. As reimbursable operating expenses are incurred, a receivable is recognized (reflected within "Other current assets" in the Consolidated Balance Sheets) and income is recognized in a similar systematic basis over the same periods in the Consolidated Statements of Operations. During 2020, the Company incurred $181 thousand in expenses that are reimbursable under the grant; this has been recorded within Other Income (Expense). Of this amount, $74 thousand has been received from the Republic of Malta and $107 thousand is recorded as a receivable.

During May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a research and development center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of Malta for a potential repayable advance of up to €800 thousand to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020. No amounts of this repayable advance were received as of December 31, 2020.

Note 8- Revenue Recognition

Contract Balances

The Company’s contract liabilities consist of deferred revenue as a result of billing in advance of completing contract services. The balance at yearend December 31, 2020 and 2019 will be recognized within the subsequent year.

Remaining Performance Obligations

The Company’s arrangements with its customers often have terms that span over multiple years. However, the Company generally allows its customers to terminate contracts for convenience prior to the end of the stated term with less than twelve months’ notice. Revenue allocated to remaining performance obligations represents noncancelable contracted revenue that has not yet been recognized, which includes deferred revenue and, in certain instances, amounts that will be invoiced. The Company has elected the practical expedient allowing the Company to not disclose remaining performance obligations for contracts with original terms of twelve months or less. Cancelable contracted revenue, which includes customer deposits, is not considered a remaining performance obligation. As of December 31, 2020 and 2019 the Company does not have any related performance obligations for contracts with terms exceeding twelve months.

Disaggregation of Revenue

	For the years ended December 31
Revenue Type	2020	2019
Professional Services (over time)	$2,498,332	$2,108,884
License Fees (over time)	150,000	-
Total Revenue	$2,648,332	$2,108,884

Note 9—Income taxes

Net loss before taxes consisted of the following :
	For the years ended December 31
	2020	2019
U.S. Federal	$(9,389,930)	$(1,454,166)
Non U.S.	(1,293,694)	(682,609)
Net loss before taxes	$(10,683,624)	$(2,136,775)

The components of income tax expense are as follows for the years ended December 31:

	2020		2019
Current:
U.S. Federal		$-	$-
U.S. State		-	-
Non U.S.		-	8,184
	$		$8,184
Deferred:
U.S. Federal		$-	$-
U.S. State		-	-
Non U.S.		-	-
		$-	$-

Total income tax expense	$		$8,184

A reconciliation of the expected tax provision (benefit) at the statutory federal income tax rate to the Company’s recorded tax provision (benefit) consisted of the following:

	For the years ended December 31
	2020	2019
Expected (benefit) at U.S. federal statutory rate	$(2,245,696)	$(448,723)
State income taxes – net of federal benefit	158,006	(117,570)
Foreign Rate Differential	(84,937)	(2,893)
Change in valuation allowance	2,425,226	534,314
Prior year deferred tax adjustments	(133,421)	-
Other	(119,178)	43,056
Total provision (benefit) for income taxes	$-	$8,184

Temporary differences that give rise to significant portions of the deferred tax assets are as follows at December 31:

	2020	2019
Deferred Tax Assets:
Net operating losses	$3,487,171	$1,551,251
Property and equipment, net	-	36,125
Other - accruals	-	108,123
Tax Credits	176,975	-
Equity Compensation	539,274	-
Other	130,216	-
Total Deferred Tax Assets	4,333,637	1,695,499
Deferred Tax Liabilities:
Property and equipment, net	(212,912)	-
Total Deferred Tax Liabilities	(212,912)	-
Net Deferred Tax Assets	4,120,725	1,695,499
Valuation allowance	(4,120,725)	(1,695,499)
Deferred Tax Assets, Net	$-	$-

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company’s past and anticipated future performance, the reversal of deferred tax liabilities, the length of carry-back and carry-forward periods, and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company’s cumulative losses in recent years are the most compelling form of negative evidence considered by management in making this determination. For the years ended December 31, 2021 and 2020, the net increase in the total valuation allowance was $2,375,116 and $2,425,226, respectively, and management has determined that based on all available evidence, a valuation allowance of $6,495,841 and $4,120,725 is appropriate at December 31, 2021 and 2020, respectively.

At December 31, 2021, the Company had Federal net operating loss carrying forwards of $15,151,045. Net operating losses generated for years ending December 31, 2017 and prior total $574,051 and will expire in 2037. Net operating losses generated beginning in 2018 total $14,576,994 and have an indefinite life. At December 31, 2021, the Company had state net operating loss carry forwards of $3,257,174. State net operating losses generated for years ending December 31, 2017 and prior total $574,051 and will expire in 2037. Net operating losses generated beginning in 2018 total $2,683,123 and have an indefinite life.

For the years ended December 31, 2020 and 2019, the Company recorded no gross unrecognized tax benefits that, if recognized, would not benefit the Company’s effective tax rate.

As of December 31, 2020, no significant increases or decreases are expected to the Company’s uncertain tax positions within the next twelve months. It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense. The Company has not accrued any errors and penalties related to uncertain tax positions due to offsetting tax attributes as of December 31, 2020 or 2019.

The Company files U.S. federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitation. The material jurisdictions where the Company is subject to potential examination by tax authorities is the U.S. (federal and state) for tax years 2018 through 2020.

Note 10—SAFE Liabilities

The following tables present the change in the SAFE liabilities balance, which are classified in Level 3 of the fair value hierarchy, for the years ended December 31, 2020 and 2019:

	December 31,	December 31,
	2020	2019
Balance, beginning of period	$2,236,953	$867,708
Issuance of SAFEs	200,000	2,111,953
Settlement of SAFEs	(2,111,953)	-
Exchange of SAFEs for Warrants	(125,000)	-
Conversion of SAFE to Series A Preferred Stock	(200,000)	(750,000)
Accretion of discount	-	7,292
Balance, end of period	$-	$2,236,953

Trusted Mail

On July 13, 2017, Trusted Mail entered into a Common Stock Purchase Agreement with an investor and issued 150 shares of Trusted Mail common stock in exchange for $1.5 thousand, which represented 15% of the authorized capital as of the agreement date. Subsequently on August 18, 2017, Trusted Mail entered into a SAFE with this same investor in exchange for $100 thousand. Under the terms of the SAFE, Trusted Mail issued the right to receive $100,000 worth of Preferred Stock in a future equity financing at a 20% discount. The Company accreted the SAFE liability to its fair value including this 20% discount over an expected outstanding period of two years. Noncash interest expense recognized on this SAFE liability during the years ended December 31, 2020 and 2019 totaled $0 and $7 thousand, respectively. The outstanding balance of the SAFE liability at December 31, 2020 and 2019 totaled $0 and $125 thousand, respectively.

There is also a Put Right related to the investor’s 15% ownership in Trusted Mail. In the event that (i) Trusted Mail enters into an agreement with a third party that has a competitive business model that would result in competitive business activities by Trusted Mail, or (ii) Trusted Mail engages in competitive business activities, the investor has the right to require Trusted Mail to repurchase all but not less than all the shares or securities of Trusted Mail owned by the investor and its affiliates. The fair market value of this put right was $0 at both December 31, 2020 and 2019. On January 23, 2020, this SAFE liability was extinguished in exchange for warrants granted by the Company. See Note 7 for further discussion of this transaction.

On September 27, 2019, the Company issued 89,859 shares of Series A Preferred Stock to an investor for $700 thousand. In conjunction with the issuance of Series A Preferred Stock to another investor on September 27, 2019, the Company’s SAFE liability for $750 thousand automatically converted into Series A Preferred Stock. This automatic conversion took place due to the implied pre-money valuation at which the 89,859 Series A Preferred Stock were issued in exchange for $700 thousand. The automatic conversion occurred as the same price paid per share resulting in the Company issuing 96,278 shares of Series A Preferred Stock in relation to the automatic conversion of the $750 thousand SAFE.

Emergent and Tripartite Agreement

The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2.1 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

•	The Company received a Purchase Order from Emergent in which Emergent requested $300 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services is to reduce the Emergent SAFE amount owed by the Company.

•	The Company entered into Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.

•	The Company issued an additional SAFE to 10Clouds for $200 thousand subject to an absolute right for the Company at its option to redeem that $200 thousand for cash or settle it through the conversion to Series A Preferred Stock.

•	Emergent reduced the balance due on the Emergent SAFE by $500 thousand with immediate effect and asserts the outstanding balance to be $1.6 million.

On June 11, 2020, the Company entered into additional agreement with Emergent whereby:

•	Emergent issued an irrevocable Purchase Order for $500 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. We subsequently entered into a SOW with 10Clouds for $500 thousand to provide the requested services.

•	Emergent forgave $104 thousand of the value of the SAFE to represent expected profit margin for the $500 thousand worth of services described above.

•	The Company issued $400 thousand of Class A Shares of Common Stock to Emergent’s designated assignees at a price of $7.79 per share (51,348 shares). This has been reflected in the statement of stockholders’ equity as of December 31, 2020.

•	The Company paid Emergent $220 thousand and this has been reflected in the statement of cashflows.

•	The Company entered into a promissory note with Emergent for $387 thousand payable which has been paid and reflected in the statement of cashflows.

The intention of the above services and transactions is to wholly settle the SAFE and as of December 31, 2020, the Emergent SAFE was extinguished in full. The Company converted the $200 thousand SAFE note into 25,674 shares of Series A Preferred Stock which was subsequently converted to Class A Shares of Common Stock on September 8, 2020 along with all shares of Series A Preferred Stock.

As it pertains to the SOWs and profit margin discussed above, Emergent approached the Company for assistance building a software solution that incorporates several of our proprietary technologies to be built with the assistance of 10Clouds, a related party. As of the balance sheet date of December 31, 2020 the full scope of the project has been agreed upon with Emergent and all services have been delivered. As a result, we have recorded revenue of $904 thousand and costs of services provided of $780 thousand related to fulfilling this performance obligations of this arrangement. The cost of services provided are associated with 10Clouds, a related party as further discussed in Note 12.

Note 11—Warrants

Liability Classified Warrants

The following table presents the change in the liability balance associated with the liability-classified warrants, which are classified in Level 3 of the fair value hierarchy from January 1, 2019 to December 31, 2020:

Warrants ($)
Balance as of January 1, 2019	$287,750
Additional warrants issued	-
Change in fair value	-
Balance as of December 31, 2019	$287,750
Additional warrants issued	-
Change in fair value	-
Balance as of December 31, 2020	$287,750

As of December 31, 2020, the Company has issued a customer a warrant to purchase up to $1 million of capital stock in a future round of financing at a 20% discount of the lowest price paid by another investor. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company evaluated the provisions of ASC 480, Distinguishing Liabilities from Equity, noting the warrant should be classified as a liability due to its settlement being for a variable number of shares and potentially for a class of shares not yet authorized. The warrant was determined to have a fair value of $250 thousand which was recorded as a deferred contract acquisition asset and to a warrant liability during the year ended December 31, 2016 and was amortized as a revenue discount prior to the current periods presented. The fair value of the warrant was estimated on the date of grant by estimating the warrant’s intrinsic value on issuance using the estimated fair value of the Company as a whole in relation and continues to be recorded as of December 31, 2020.

The Company has issued an investor warrants to purchase $50 thousand of Class A Shares of Common Stock. The warrants were issued on December 16, 2016. There is no vesting period, and the warrants expire in 10 years from the issuance date. The Company recorded the warrants at fair value and classified the warrant as a liability. This liability continues to be recorded as of December 31, 2020.

Equity Classified Warrants

As of December 31, 2020, the Company has issued a warrant to purchase 8,013 shares of Class A Shares of Common Stock with an exercise price of the lower of (i) the last 409a valuation of the Company’s Class A Shares of Common Stock or (ii) the quotient of $1,000,000 divided by the aggregate number of the Company’s fully diluted capitalization upon exercise. The warrants were issued on January 4, 2016 under an accelerator program. There is no vesting period, and the warrants expire in 10 years from the issuance date.

The Company has issued a customer a warrant to purchase 80,128 shares of Class A Shares of Common Stock with an exercise price of $3.12 per share. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company used a Black-Scholes-Merton pricing model to determine the fair value of the warrant. The fair value of the warrant issued in connection with the customer contract was determined to be $2.29 per share and had a fair value of $183 thousand which was recorded as a deferred contract acquisition asset and to additional paid-in capital during the year ended December 31, 2016 and which was amortized as a revenue discount in the periods prior to those presented. The fair value of the warrant issued is recorded as a revenue discount as it is considered a sales incentive. The fair value of the warrant was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions:

Fair Value of Class A Shares of Common Stock	$0.54
Exercise Price	$0.62
Risk free interest rate	5.00%
Dividend Yield	0.00%
Expected Volatility	83.00%
Contractual Term	10 Years

In January 2020, the Company has issued to an investor a warrant to purchase 186,442 shares of the Company’s Class A Shares of Common Stock at an exercise of $8.00 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. See Note 6 for the reduction in SAFE liability for this amount. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

In January 2020, the Company has issued to an investor a warrant to purchase 932,111 shares of the Company’s Class A Shares of Common Stock at a strike price of $8.00 per share in exchange for $300 thousand in cash and “Premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions:

Fair Value of Class A Shares of Common Stock	$1.56
Exercise Price	$1.60
Risk free interest rate	1.58%
Dividend Yield	0.00%
Expected Volatility	44.00%
Contractual Term	2 Years

The total fair value of these warrants was determined to be $2.10 million and is recorded in the Consolidated Statement of Stockholders’ Equity (Deficit). Thus, fair value is $1.40 million in excess of the total consideration received for the warrants of $725 thousand. This amount is expensed within the Consolidated Statements of Operations.

The Company issued equity classified warrants in conjunction with the venture debt issued to SCV on April 22, 2020. As the warrants vested immediately and had a $.01 strike price, we did not calculate the value using a Black-Scholes-Merton model. Rather we valued them at the price per share of the Series A Preferred Stock, $7.79, given the immediate exercisability and nominal strike price. This value was then used to perform the allocation between the debt and equity to arrive at a warrant value of $88 thousand.

Note 12- Borrowings

Convertible Promissory Notes Payable

Convertible notes payable consisted of the following:

	Valuation	As of December 31,
Date of issuance	Cap	2020	2019
Multiple dates in 2020 (Advisor Notes)	$ N/A	$-	$-
December 3, 2019	N/A	-	700,000
August 18, 2017	13,000,000	-	-
December 16, 2016	4,900,000	-	100,000
November 14, 2016	2,500,000	-	15,000
September 30, 2016	4,500,000	-	-
Total principal outstanding		-	815,000
Plus accrued interest		-	17,250
Total convertible notes payable		$-	$832,250

On August 18, 2017 and September 30, 2016, the Company entered into convertible promissory notes with an investor in which the Company received $2.00 million and $0.50 million, respectively, through the issuance of the convertible promissory notes. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due prior to December 31, 2019 and is not pre-payable unless there is a change in control. The convertible promissory notes were assumed by Emergent on July 1, 2019 in exchange for a SAFE in relation to the Settlement Agreement with Emergent described in Note 9. As a result, while there was activity in 2019, the balance is no longer recorded as of December 31, 2020 and 2019, respectively.

Convertible Promissory Note – issued on December 16, 2016

On December 16, 2016, the Company entered into a convertible promissory note with an investor in which the Company received $0.10 million through the issuance of the convertible promissory note and a warrant to purchase $0.05 million of common stock. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and is not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020.

This convertible promissory note, issued on December 16, 2016, include the following conversion terms:

(a) Automatic Conversion – Qualified Financing: Upon the consummation of a Qualified Financing, the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) automatically shall convert into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(b) Optional Conversion – Non-Qualified Financing: At any time concurrently with or within thirty (30) days after the consummation of a Non-Qualified Financing, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(c) Optional Conversion: On any date after the date of this Note, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per share equal to the quotient of (x) the Valuation Cap divided by (y) the aggregate number of shares of the Common Stock outstanding immediately prior to the effective date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding or reserved, including, without limitation, all issued options and equity grants, the balance of any authorized (but unissued) equity incentive pool and any shares of treasury stock, but excluding the Notes).

(d) Conversion Price: The conversion price for each note is to be at the lesser of (a) the price per share of Stock received by Borrower in a Qualified or Non-Qualified Financing and (b) the price per share equal to the quotient of (i) the Valuation Cap divided by (ii) the aggregate number of shares of Borrower’s common stock (“Common Stock”) outstanding.

(e) Qualified Financing: The Borrower’s next equity financing occurring on or before the Maturity Date, in which the Borrower raises $2 million or more in cash through the sale and issuance of preferred stock.

The qualified financing term was triggered for this convertible note payable as $2.00 million was raised prior December 31, 2020. Therefore, this convertible note, along with all accrued interest, totaling $0.12 million was converted to 68,203 shares of Series A Convertible Preferred Stock, taking into account the valuation cap, and is no longer reflected as outstanding as of December 31, 2020. These shares of Series A Convertible Preferred Stock was converted to common stock on December 8, 2020.

Convertible Promissory Note – issued on December 3, 2019

On December 3, 2019, the Company entered into a convertible promissory note with a customer in which it received $0.70 million. Interest accrues at a rate of 0% through December 31, 2020, then 5% thereafter. All unpaid principal and accrued interest shall be due on December 31, 2020 (i.e. the maturity date). However, in the event that the note is not converted into equity securities of the Company, the maturity date shall be extended to December 31, 2025.

This convertible promissory note payable, issued on December 3, 2019, included the following conversion terms:

a)	Automatic Conversion: If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price

b)	Voluntary Conversion if a Non-Qualified Financing Occurs: If a transaction or series of transactions, pursuant to which the Company issues and sells shares of its preferred stock with the principal purpose of raising capital, that does not constitute a Qualified Financing (a “Non-Qualified Financing”) occurs on or prior to December 31, 2020 and prior to the automatic conversion of this Note, then the outstanding principal amount of this Note shall be convertible at the option of Investor into fully paid and nonassessable shares of the Company’s preferred stock issued in the Non-Qualified Financing (the “Non-Qualified Preferred Shares”) at a price per share equal to the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event).

c)	Conversion Price: price per share equal to the lowest price per share paid by other purchasers of the preferred stock sold in the Qualified Financing.

d)	Qualified Financing: a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital.

The qualified financing term was triggered for this convertible note payable as $3.00 million was raised prior to December 31, 2020 as discussed in Note 1. Therefore, the convertible note was converted to 89,859 shares of Series A Convertible Preferred Stock and is no longer reflected as outstanding as of December 31, 2020. In total, convertible notes in the amount of $0.81 million were converted in to shares of Series A Convertible Preferred Stock, and ultimately into Common Stock on December 8, 2020, and this total balance is included in the supplemental non-cash transaction schedule to the Consolidated Statement of Cash Flows.

Advisor Notes

As part of our raise of Series A Convertible Preferred Stock, we agreed to issue to one of our advisors $0.01 million per month in convertible promissory notes, convertible to Series A Convertible Preferred Stock. The following relevant terms are stated in the agreement:

Equity Compensation. In addition to the fixed fees, service provider will receive convertible notes in client in an amount equal to $0.01 million per month during the term, based on a per-share dollar value reasonably determined by the board of directors of the client (but in no event will the per-share dollar value be more than $7.79 per share for purposes of determining the number of shares to be issued to Service Provider) (the “Equity Compensation” ́). Any Equity Compensation that accrues during the term of this agreement shall be issued within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first). As of December 31, 2020, we have converted $0.05 million in convertible debt to our advisors to Series A Convertible Preferred Stock at a value of $7.79 per share, and ultimately into Common Stock on December 8, 2020. This amount is also included in the transaction costs that are capitalized to the Series A Convertible Preferred Stock raise as an issuance cost as described in Note 1.

Non-Convertible Promissory Notes Payable

Non-Convertible Promissory notes payable consisted of the following):

Date of issuance	December 31,
	2020	2019
June 11, 2020	$-	$-
April 22, 2020	350,000	-
Total principal outstanding	350,000	-
Less discount	(25,511)
Debt net of discount	324,489
Plus, accrued interest	19,730	-
Total promissory notes payable	$344,219	$-

On April 22, 2020, the Company entered into a promissory note for $0.35 million with Second Century Ventures (“SCV”) in which the Company received net proceeds of $0.35 million after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable shall be due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly.

Concurrently with the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 75,000 shares at a strike price of $0.002 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. We determined that the appropriate classification of this warrant was as an equity instrument that will not be subject to fair value remeasurement going forward.

As the promissory notes issued included equity classified warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Shares of Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. This allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $0.09 million being allocated to the equity warrants and $0.26 million being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $0.06 million was recorded and interest payable of $0.02 million was accrued related to these notes during the period ended December 31, 2020.

On June 11, 2020, we entered into an agreement with Emergent, as described in Note 5, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, one form of consideration is that the Company issued promissory notes to Emergent in the amount of $0.39 million which is due in two tranches of $0.2 million and $0.19 million in August and September 2020, respectively. No interest is due and payable under these notes if we pay by the maturity dates previously described. We paid within the maturity date.

Debt Maturity

As of December 31, 2020, the following is a schedule of principal amount maturities for all non-convertible promissory notes. There are no convertible promissory notes outstanding.

Amount
2021	$350,000
2022 and thereafter	-
Principal, net of unamortized discount	350,000
Less discount	(25,511)
Debt net of discount	324,489
Plus accrued interest	19,730
Balance recorded	$344,219

As of December 31, 2020, all amounts due are designated as short-term debt on the statement of financial position as they are all due on or before December 31, 2021.

Note 13—Stock awards and stock-based compensation (restated)

From time to time the Company may issue stock awards in the form of Class A Shares of Common Stock grants or Class A Shares of Common Stock options with vesting/service terms. Stock awards are valued on the grant date using the post-money valuation of the most recent round of financing for the Company. Stock Options are valued using the Black-Scholes-Merton pricing model to determine the fair value of the options. In 2019, we generally issued our awards in terms of a fixed monthly value resulting in a variable number of shares being issued. This resulted in liability classification for a substantial majority of the issued awards, which were issued in 2020, relieving the full 2019 liability. In 2020, we generally issued our awards in terms of a fixed share number that were issued monthly, resulting in equity classification for majority of the issued awards.

During the year ended December 31, 2020, the Company entered into agreements with new advisory board members to issue cash payments, stock grants and stock options in exchange for services rendered to the Company on a monthly basis.

The following table summarizes stock option activity for the year ended December 31, 2020 and 2019 (in thousands, except share and per share amounts):

	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance as of December 31, 2018	20,755	$0.88	2.71	$-
Options granted	32,800	0.95
Options exercised	-	-
Options canceled and forfeited	-	-
Balance as of December 31, 2019	53,555	$0.93	2.26	$33,866
Options granted	1,719,364	1.26
Options exercised	-	-
Options canceled and forfeited	(38,890)	1.32
Balance as of December 31, 2020	1,734,029	$1.26	3.21	$527,450
Options vested and exercisable as of December 31, 2020	$1,734,029	$1.26	3.21	$527,450

The aggregate intrinsic value of options outstanding, exercisable, and vested and exercisable is calculated as the difference between the exercise price of the underlying options and the fair value of the Company’s common stock as of December 31, 2020. The aggregate intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $0 and is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date.

The weighted average grant-date fair value of options granted during the years ended December 31, 2020 and 2019 was $0.41 and $0.49 per share, respectively. The total grant-date fair value of options that granted during the years ended December 31, 2020 and 2019 was $710 thousand and $16 thousand, respectively.

As of December 31, 2020, there was no unrecognized expense related to options outstanding.

The following assumptions were used to calculate the fair value of options granted during the year ended December 31, 2020:

Fair Value of Class A Shares of Common Stock	$1.56
Exercise Price	$1.60
Risk free interest rate	0.17% - 0.33%
Expected Dividend Yield	0.00%
Expected Volatility	51.04%
Expected Term	2 – 3 Years

Awards that vested on a public listing or change of control

On January 18, 2020, the Company allocated a total of 1,033,335 shares of Class A Shares of Common Stock held by TSIH to various employees. The stock awards only vest upon the Company being listed on a public market. The allocation would also vest immediately with no hold period upon a Company transaction that would result in a third-party acquiring control of the Company as the Company will seek to have the acquirer agree to purchase reserved stock for cash.

In the event of a listing or public market allocation, there will be a hold period for the stock after issuance. Once issued, 25% will be saleable immediately, then 25% will be saleable each 90 days thereafter. The Company will pay a taxable cash bonus to cover the issue value of the shares when allocated. There is no entitlement to a cash bonus in lieu of our issuing and paying for the stock allocation.

These stock awards vested on December 8, 2020, resulting in $1.60 million of stock-based compensation expense and an accrual for $0.50 million of a cash bonus to cover the issue value of the shares.

The Company also issued stock as compensation to various advisors and issued stock in lieu of cash bonuses to certain employees, resulting in stock-based compensation expense of $232 thousand and $24 thousand for the years ended December 31, 2020 and 2019, respectively.

Our Consolidated Statements of Operations include stock-based compensation expense as follows:

	2020	2019
Cost of services provided	$126,675	$-
Research and development expense	1,071,984	-
Selling, general, and administrative	1,318,896	40,218
Total stock-based compensation expense	$2,517,555	$40,218

All stock-based compensation expense for 2020 is recorded to Additional Paid-In Capital (“APIC”) as an equity award that is fully vested when granted. At December 31, 2020 the Company had 1,734,029 options that were earned and exercisable and 22,990 stock grants that were not issued. All of the expense for 2019 was recorded as a share liability which is included in accrued expenses in the accompanying consolidated balance sheets.

Note 14— Stockholders’ equity

Common Stock

At December 31, 2020, the Company was authorized to issue 39,500,000 shares, consisting of (a) 37,500,000 shares of common stock and (b) 2,000,000 shares of preferred stock. Shares of common stock are designated as Class A Shares or Class B Shares.

The Class A Shares and Class B Shares are identical in all respects except as stated below. The holders of Class A Shares are entitled to one vote for each Class A Share held at all meetings of stockholders. Except as required by applicable law, the holders of Class B Shares shall have no voting rights with respect to such shares; provided, that the holders of Class B shares shall be entitled to vote (one vote for each Class B Share held) to the same extent that the holders of Class A Shares would be entitled to vote on matters as to which non-voting equity interests are permitted to vote. There were no Class B Shares issued and outstanding as of December 31, 2020 and 2019.

Series A Convertible Preferred Stock

The Company is authorized to issue preferred stock are designated as Series A Convertible Preferred Stock.

Significant rights and preferences of the above redeemable convertible preferred stock prior to its conversion into Class A common stock were as follows:

Liquidation Preference

The holders of Series A Convertible Preferred Stock have liquidation preference over the holders of common stock in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event as defined by the Amended and Restated Certificate of Incorporation.

Voting

The holders of Series A Convertible Preferred Stock are entitled to a number of votes equal to the number of whole shares of common stock into which the share of Series A Convertible Preferred Stock is convertible as of the record date.

Conversion

The Series A Convertible Preferred Stock is convertible into common stock at the option of the holder by dividing the original issue price of the Series A Convertible Preferred Stock by the Conversion Price for the common stock as defined by the Amended and Restated Certificate of Incorporation. The Series A Convertible Preferred Stock is also subject to a mandatory conversion upon either (1) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, or (2) the date and time, or the occurrence of an event, specified by a vote of the majority holders of Series A Convertible Preferred Stock. Clause (1) was triggered during the year, causing all shares of Series A Convertible Preferred Stock to convert into Class A Shares of Common Stock.

As of September 8, 2020, the Company and a majority of the Series A Preferred Stockholders voted to convert all Series A Convertible Preferred Stock to shares of Class A Common Stock, and it was effected on that date. There was no Series A Convertible Preferred Stock issued and outstanding as of December 31, 2020.

Dividend

The Company may declare dividends that would be pro rata on the common stock and Series A Convertible Preferred Stock on a pari passu basis according to the number of shares of common stock held by the holders or the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock. No dividends were declared during 2020 before the Series A Convertible Preferred Stock were converted on September 8, 2020, or for the year ended December 31, 2019.

Note 15- Net Loss per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share:

	Fiscal Year Ended December 31,
	2020	2019
Numerator:
Net loss attributable to common stockholders	$10,683,561	$2,143,506

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders	11,817,775	8,490,980

Net loss per share attributable to common stockholders	$0.90	$0.25

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would have been anti-dilutive:

	Fiscal Year Ended December 31,
	2020	2019
SAFE / convertible notes	-	3,469,940
Options and grants	1,757,019	134,363
Warrants	7,440,332	1,676,590
Total	9,197,351	5,280,893

Note 16—Commitments and Contingencies

Operating Leases – The Company leased office space in Georgia and North Carolina under various operating lease arrangements on a quarter-by-quarter basis. As of December 31, 2020, there were no minimum lease commitments related to these leases.

The Company has several vehicle leases and corporate apartment leases in Malta requiring monthly payments. The following are the future minimum lease obligations on the Company’s lease agreements as of December 31, 2020:

December 31,	Amount
2021	$336,422
2022	142,179
2023	59,668
2024	59,668
2025	48,931
Total	$646,868

Rental expense totaled $120 thousand and $40 thousand for the years ended December 31, 2020 and 2019, respectively.

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

Note 17—Related Party Transactions

 Related party receivables of $15 thousand and $16 thousand at December 31, 2020 and 2019, respectively, relate to amounts owed from other organizations as reimbursements for employees that participated in the Company’s Professional Employer Organization (“PEO”). These other organizations share common management with the Company as well as a certain investor. During certain months in 2018, employees from these other organizations sublet space in the offices that the Company occupied and share benefit plans in order to gain competitive rates for both the Company and these other organizations. Subsequent to December 31, 2019, these other organizations moved out of the Company’s offices, no longer share in the PEO, nor have common management. Amounts owed from these other organizations as reimbursements at December 31, 2020 and 2019 totaled $0 thousand and $16 thousand, respectively.

Related party payables of $448 thousand and $199 thousand at December 31, 2020 and 2019, respectively, primarily relate to amounts owed to 10Clouds, the Company’s third-party contractor for software development and investor in the Company, and smaller amounts payable to members of Management as expense reimbursements. Total costs incurred in relation to 10Clouds for the year ended December 31, 2020 and 2019, totaled approximately $1.91 million and $986 thousand, respectively, of which certain amounts were recorded as capitalized internal-use software, research and development, or cost of services during 2020 as described under the Emergent arrangement in Note 5.

The Company has entered joint ventures with Biometric Innovations Limited (formerly “Trust Stamp Fintech Limited”) and Trust Stamp Cayman. Biometric Innovations Limited is a company incorporated in the United Kingdom by the Company’s management. The purpose of this entity was to establish beachhead operations in the country in order to service a contract entered by the Company with the National Association of Realtors and Property Mark. This entity remains separate from the Company’s operations and serves as a sales and marketing function for the product “NAEA” which was developed for the contract between the listed parties. Trust Stamp Cayman was established with the intention of taking advantage of enterprise grants which were offered by the Cayman National Government’s Enterprise Zone. No operations were established. Due to common ownership of the Company and these two entities, the Company has funded all operating expenses since inception and as a result, the operations of these entities are included in the condensed consolidated financial statements. On June 11, 2020, the Company entered into a stock exchange with Biometric Innovations Limited, becoming a 100% owner. At September 30, 2021 and December 31, 2020, Biometric Innovations Limited is included as a consolidated entity within the December 31, 2020 financial statements. A member of management provides legal services to the Company from a law firm privately owned and separate from the Company. Certain services are provided to the Company through this law firm. Total expenses incurred by the Company in relation to these services totaled $100 thousand and $92 thousand during the year ended December 31, 2020 and 2019, respectively. Amounts payable as of December 31, 2020 and 2019 were $0 thousand and $0 thousand, respectively.

As described in Note 9, the Company rendered services to Emergent under a Statement of Work as part of the July 1, 2019 settlement agreement. Total revenue recognized under this Statement of Work totaled $274 thousand during the year ended December 31, 2019 and was a part of the extinguishment and not realized in cash. As described in Note 9, the Company rendered services to Emergent under a Statement of Work as part of the Tripartite agreement. Total revenue recognized under this agreement totaled $904 thousand during the year ended December 31, 2020 and was part of the SAFE settlement and not realized in cash.

The Company has agreed, with effect from November 13, 2020, to grant a three-year loan in the amount of $335,161.12 with an abated interest rate of 0.25% per annum to an advisory contractor to purchase 1,408,240 options. The options provide for the require to acquire shares of Class A Common Stock at a strike price of $1.20 per share. The options have no vesting period and will expire in 24 months after the date of issuance. The loan will be repaid with in-kind services from the contractor at a rate of GBP 9,000 per month for 36 months.

Note 18—Subsequent events

Subsequent events have been evaluated through January 7, 2022, the date these consolidated financial statements were available to be issued.

Regulation D Common Stock offering – On March 12, 2021, the Company launched a Regulation D offering for shares of Class A common stock to accredited investors for $5.0 million or 1,633,986 shares. The raise was marketed to the Company’s existing investor email list as well as new investors with an initial minimum investment of $25 thousand and a share price of $3.06 per share. The initial tranche of the round closed on April 5, 2021 with $3.9 million of reserved investment with the contracted sale of 1,279,825 shares of Class A common stock. After the initial phase, on April 6, 2021, the Company then offered up to $700,000 or 182,291 of additional shares, again only to accredited investors, with a $5 thousand minimum investment and a share price of $3.84 per share. The second tranche of the round closed on June 4, 2021 with $88 thousand of reserved investment with the contracted sale of 21,400 shares of Class A Common Stock.

On March 18, 2021, we acquired PixelPin, an image-based "Pin-on-Glass" account access solution that alleviates pain-points of traditional login methods while ensuring the security of authentication, in exchange for $77 thousand of cash. We are currently in the process of finalizing the accounting for this transaction and expect to complete our preliminary allocation of the purchase consideration to the assets acquired by the end of the first half of 2021.

Warrant Exercise – On December 21, 2021, Second Century Ventures, LLC executed a Notice of Exercise to purchase 2,037,560 shares of Class A Common Stock pursuant to the terms of the January 2020 warrant purchase agreement between the Company and SCV. Each SCV warrant share will be purchased for $1.6 for a total purchase price of $3,260,096. Additionally, in the same transaction, REach® Ventures LLC (“REach®”) executed a Notice of Exercise to purchase 400,641 shares of Class A Common Stock pursuant to the terms of the December 2016 warrant purchase agreement between the Company and REach®. Each REach® warrant share will be purchased for $0.1664 for a total purchase price of $66,667. The closing is scheduled for January 12, 2022, and will result in total cash proceeds of $3,326,763 to the Company for the combined warrant exercise.

The Company opened an office in Rwanda, Africa in April 2021 and signed a one-year lease for office space commencing May 1, 2021.

U.S. Immigration and Customs Enforcement (“ICE”) Services Contract – Trust Stamp entered into a $3,920,764 biometric services contract with the U.S. Immigration and Customs Enforcement (“ICE”) on September 23, 2021. The ICE contract has a performance period of six months commencing on September 27, 2021.

Regulation CF and Regulation D Common Stock and Warrant Offering – On August 25, 2021, the Company launched a Regulation CF and Regulation D offering for a total of $5,504,064 worth of “units” or 1,376,016 “units”. Each unit consists of 1 share of the Company’s Class A Common Stock, par value $0.01 per share, and 1 warrant to purchase 1 share of Class A Common Stock of the Company in a future registered or exempt offering of the Company. The minimum target amount under this offering is $100 thousand. The Company must reach its Target Amount by February 24, 2022 or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Advisor Notes – As part of our raise beginning August 25, 2021, we agreed to issue to certain of our advisors $10 thousand per month in convertible promissory notes, convertible to Class A Common Stock. The following relevant terms are stated in the agreement:

“Equity Compensation. In addition to the Fixed Fees, commencing on the second month Service Provider will receive equity in the Client pari passu with investors of the Crowdfunding Campaign in an amount equal to $10,000 per month during the Term, based on a Client valuation reasonably determined by the board of Directors of Client (but in no event will the Client valuation exceed the lesser of the valuation cap or the qualifying valuation set in the Crowdfunding Campaign for purposes of determining the number of shares or equity to be issued to Service Provider) (the “Equity Compensation”). All Equity Compensation shall accrue during the Term of this Agreement and shall be issued at the same time as the issuance to investors in the Crowdfunding Campaign, or, at Service Provider’s election, within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first), provided that Service Provider executes such documents as the Board of Directors of Client deem necessary and appropriate. Service Provider’s Equity Compensation shall be paid 50% to Jonathan Stidd and 50% to Skylar Dammers.”

Item 4.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename4.htm)

2.2	Bylaws (Included as Exhibit 2.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename5.htm)

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920043251/tm2014436d1_ex2-3.htm)

3.1	Investors’ Rights Agreement (Included as Exhibit 3.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename6.htm)

3.2	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.14 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-14.htm)

3.3	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.15 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-15.htm)

6.1	Settlement Agreement dated July 1, 2019 between Emergent Technology Holdings, LP and the Company (Included as Exhibit 6.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-1.htm)

6.2	Stock Purchase Agreement dated September 27, 2019 between FSH Capital LLC and the Company ($700,000) (Included as Exhibit 6.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-2.htm)

6.3	Secured Loan Agreement dated August 16, 2017 between Alex Valdes and the Company (Included as Exhibit 6.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename21.htm)

6.4	Secured Loan Agreement dated August 16, 2017 between Andrew Scott Francis and the Company (Included as Exhibit 6.4 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename22.htm)

6.5	Lease Agreement Amendment between the Company and Georgia Advanced Technology Ventures, Inc. dated April 24, 2018 (Included as Exhibit 6.5 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename23.htm)

6.6	Service Agreement between 10Clouds and. Sunflower AI Technologies (a subsidiary of T. Stamp Inc.) dated January 4, 2018 (Included as Exhibit 6.6 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-6.htm)

6.7	SAFE Amendment Agreement between Emergent Technology Holdings LP and T Stamp Inc. and 10Clouds dated February 4, 2020 (Included as Exhibit 6.7 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-7.htm)

6.8	Secured Promissory Note between the Company (as Debtor) and Second Century Ventures, LLC. (as Creditor) dated April 22, 2020 (Included as Exhibit 6.8 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-8.htm)

6.9	Warrant to Purchase Common Stock between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.9 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-9.htm)

6.10	Guaranty and Stock Pledge Agreement between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.10 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-10.htm)

6.11	Emergent Agreement dated June 11, 2020 (Included as Exhibit 6.11 to our Form 1-SA, available here, https://www.sec.gov/Archives/edgar/data/0001718939/000110465920109226/tm2031244d1_ex6-11.htm)

6.12	Executive Employment Agreement of Alex Valdes dated December 2, 2020 (filed herewith)

6.13	Executive Employment Agreements of Gareth Genner and Andrew Gowasack dated December 2, 2020 (filed herewith)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, State of Georgia, on March 19, 2022.

T STAMP INC.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer
Trust Stamp

The following persons in the capacities and on the dates indicated have signed this report.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer, Director
Date: March 19, 2022

/s/ Alex Valdes
Alex Valdes, Principal Financial Officer, Principal Accounting Officer
Date: March 19, 2022

/s/ Andrew Gowasack
Andrew Gowasack, President, Director
Date: March 19, 2022

/s/ David Story
David Story, Chairman of the Board
Date: March 19, 2022

/s/ Joshua Allen
Joshua Allen, Director
Date: March 19, 2022

/s/ William McClintock
William McClintock, Director
Date: March 19, 2022

/s/ Kristin Stafford
Kristin Stafford, Director
Date: March 19, 2022

/s/ Berta Pappenheim
Berta Pappenheim, Director
Date: March 19, 2022